As filed with the Securities and Exchange Commission on AUGUST 31, 1999.

                    Registration File Nos. ________/811-9115

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                 LEGACY BUILDER VARIABLE LIFE SEPARATE ACCOUNT
                             (Exact Name of Trust)

                           PFL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                             4333 Edgewood Road, NE
                           Cedar Rapids, Iowa  52499
         (Complete Address of Depositor's Principal Executive Offices)

                              Frank A. Camp, Esq.
                  Vice President and Division General Counsel
                           PFL Life Insurance Company
                             4333 Edgewood Road, NE
                           Cedar Rapids, Iowa  52499
                (Name and Complete Address of Agent for Service)

                                   Copies to:

                           Frederick R. Bellamy, Esq.
                        Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                          Washington, D.C. 20004-2404


Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

Title of securities being registered: Legacy Builder Plus flexible premium variable life insurance policy.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
____________, 1999



                              Legacy Builder Plus

                Flexible Premium Variable Life Insurance Policy

                                   issued by

                 Legacy Builder Variable Life Separate Account
                                      and
                          PFL Life Insurance Company

                             4333 Edgewood Road NE
                           Cedar Rapids, Iowa 52499
                                (800) 732-7754


PFL Life Insurance Company is offering Legacy Builder Plus (the "Policy"), the flexible premium variable life insurance policy described in this prospectus. This prospectus provides information that a prospective owner should know before investing in the Policy. You should consider the Policy in conjunction with other insurance you own.

You can allocate your Cash Value to:

  . the Legacy Builder Variable Life Separate Account (the "variable account"), which invests in the portfolios listed on this page; or

  .  a fixed account, which credits a specified rate of interest.

A prospectus for each of the portfolios available through the variable account must accompany this prospectus. Please read these documents before investing and save them for future reference.

Please note that the Policies and the portfolios:

   . are not bank deposits
   . are not endorsed by any bank or government agency
   . are not guaranteed to achieve their goals
   . are subject to risks, including loss of the amount invested.

The Policy generally will be a "modified endowment contract" for Federal income tax purposes. This means all loans, surrenders and partial surrenders are treated first as distributions of taxable income, and then as a return of basis. Prior to your age 59 1/2, all these distributions generally are subject to a 10% penalty tax.

The available portfolios are:

[_] AIM Variable Insurance Funds, Inc.
     AIM V.I. Capital Appreciation Fund
     AIM V.I. Government Securities Fund
     AIM V.I. Growth & Income Fund
     AIM V.I. Value Fund

[_] Dreyfus Stock Index Fund

[_] Dreyfus Variable Investment Fund
     Dreyfus Money Market Portfolio
     Dreyfus Small Company Stock Portfolio

[_] MFS Variable Insurance Trust
     MFS Emerging Growth Series
     MFS Research Series
     MFS Total Return Series
     MFS Utilities Series

[_] Oppenheimer Variable Account Funds
     Oppenheimer Global Securities Fund/VA
     Oppenheimer Growth Fund/VA
     Oppenheimer Main Street Growth & Income Fund/VA
     Oppenheimer High Income Fund/VA
     Oppenheimer Strategic Bond Fund/VA

[_] WRL Series Fund, Inc.
     WRL VKAM Emerging Growth Portfolio
     WRL Janus Global Portfolio
     WRL Janus Growth Portfolio

The Securities and Exchange Commission has not approved or disapproved this Policy or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Table of Contents
==============================================================

Glossary..................................................  1

Policy Summary............................................  3

Risk Summary..............................................  8

Portfolio Expense Table................................... 10

The Company and the Fixed Account......................... 11
   PFL Life Insurance Company............................. 11
   The Fixed Account...................................... 11

The Variable Account and the Portfolios................... 12
   The Variable Account................................... 12
   The Portfolios......................................... 13
   Your Right to Vote Portfolio Shares.................... 15

The Policy................................................ 16
   Purchasing a Policy.................................... 16
   When Insurance Coverage Takes Effect................... 16
   Extending the Maturity Date............................ 16
   Ownership Rights....................................... 17
      Changing the Owner.................................. 17
      Selecting and Changing the Beneficiary.............. 17
   Assigning the Policy................................... 17
   Canceling a Policy..................................... 18

Premiums.................................................. 18
   Premium Payments....................................... 18
   Allocating Premiums.................................... 18

Policy Values............................................. 19
   Cash Value............................................. 19
   Growth Accelerator..................................... 19
   Cash Surrender Value................................... 20
   Subaccount Value....................................... 20
   Unit Value............................................. 20
   Fixed Account Value.................................... 21

Charges and Deductions.................................... 21
   Premium Expense Charge................................. 21
   Monthly Deduction...................................... 22
      Cost of Insurance................................... 22
      Monthly Policy Charge............................... 22
   Daily Charge........................................... 23
   Surrender Charge....................................... 23
   Partial Surrender Charge............................... 23
   Transfer Charge........................................ 23
   Portfolio Expenses..................................... 24

Death Benefit............................................. 24
   Death Benefit.......................................... 24
   Payment Options........................................ 25

Full and Partial Surrenders............................... 25
   Full Surrenders........................................ 25
   Partial Surrenders..................................... 25

Transfers................................................. 26
   Dollar Cost Averaging.................................. 27
   Asset Rebalancing Program.............................. 28

Loans..................................................... 29
   Loan conditions........................................ 29
   Effect of Policy Loans................................. 30

Policy Lapse and Reinstatement............................ 30
   Lapse.................................................. 30
   Reinstatement.......................................... 30

Federal Tax Considerations................................ 31

Other Policy Information.................................. 33
   Our Right to Contest the Policy........................ 33
   Suicide Exclusion...................................... 33
   Misstatement of Age or Sex............................. 34
   Modifying the Policy................................... 34
   Payments We Make....................................... 34
   Reports to Owners...................................... 35
   Records................................................ 35
   Policy Termination..................................... 35

Performance Data.......................................... 35

Additional Information.................................... 44
   Sale of the Policies................................... 44
   Legal Matters.......................................... 44
   Legal Proceedings...................................... 44
   Year 2000 Matters...................................... 44
   Financial Statements................................... 45
   Additional Information about PFL Life
        Insurance Company................................. 45
   PFL's Executive Officers and Directors................. 45

Illustrations............................................. 46

Glossary
===============================================================================

Age
The insured's age on the Policy Date plus the number of completed Policy years since the Policy Date.

Beneficiary
The person(s) you select to receive the death benefit from this Policy.

Cash Value
The sum of your Policy's value in the subaccounts and the fixed account (including amounts held in the fixed account to secure any loans).

Cash Surrender Value
The amount we pay when you surrender your Policy. It is equal to: (1) the Cash Value as of the date of surrender; minus (2) any surrender charge; minus (3) any outstanding Policy loan; minus (4) any loan interest you owe.

Company (we, us, our, PFL)
PFL Life Insurance Company

Death benefit proceeds
The amount we will pay to the beneficiary when we receive proof of the insured's death. We will reduce the proceeds by the amount of any outstanding loans (including any interest you owe), and any due and unpaid monthly deductions.

Free look period
The period when you may return the Policy and receive a refund. The length of the free look period varies by state. Your Policy's schedule page shows the applicable free look period.

Initial premium
The amount you must pay before insurance coverage begins under this Policy. Your Policy's schedule page shows the initial premium. It must be at least $10,000.

Insured
The person whose life is insured by this Policy.

Lapse
If the Policy has an outstanding loan and you do not have enough Cash Value to pay the monthly deduction, the surrender charge and any outstanding loan amount (including any interest you owe on the loan(s)), the Policy will enter a 61-day grace period. The Policy will lapse (terminate without value) if you do not make a sufficient payment by the end of a grace period.

Loan Amount
The total amount of all outstanding Policy loans, including both principal and interest due.

Maturity Date
The Policy anniversary when the insured reaches age 100 and life insurance coverage under this Policy ends. You may elect to continue the Policy beyond insured's age 100 under the extended maturity provision. However, the extended maturity provision may not be available in all states.

Monthly Date
This is the same day of each month as the Policy Date. If there is no Valuation Date in a calendar month that coincides with the Policy Date, the Monthly Date is the next Valuation Date. On each Monthly Date, we determine Policy charges and deduct them from the Cash Value.

Monthly Deduction
The amount we deduct from the Cash Value each month. The monthly deduction includes the cost of insurance charge, and any monthly administration charge.

Net Premium
The amount we receive as premium, less the premium expense charge.

Office
Our administrative and service office is Financial Markets Division, P.O. Box 3183, Cedar Rapids, Iowa 52406-3183; or 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499-0001. The telephone number is 1-800-732-7754.

Owner (you, your)
The person entitled to exercise all rights as owner under the Policy.

Policy Date
The date when we complete our underwriting process, full life insurance coverage goes into effect, we issue the Policy, and we begin to deduct the Monthly Deductions. Your Policy's schedule page shows the Policy Date. The free look period begins on the Policy Date. We measure Policy months, years, and anniversaries from the Policy Date.

Premiums
All payments you make under the Policy other than loan repayments.

Reallocation Date
The date shown on the Policy schedule page when we reallocate any premium (plus interest) held in the fixed account to the subaccounts and fixed account as you directed in your application. The Reallocation Date varies by state according to a state's free look requirement. In states that require a full refund of premium upon exercise of the free look right, the Reallocation Date is 5 days after the end of the free look period. In other states, the Reallocation Date is the Policy Date.

Subaccount
A subdivision of the Legacy Builder Variable Life Separate Account. We invest each subaccount's assets exclusively in shares of one investment portfolio.

Surrender
To cancel the Policy by signed request from the owner.

Valuation Date
Each day that both the New York Stock Exchange and PFL Life Insurance Company are open for business, except for any days when a subaccount's corresponding investment portfolio does not value its shares. As of the date of this prospectus, there are no days when both the New York Stock Exchange and PFL are open for business and an investment portfolio does not value its shares.

Valuation Period
The period beginning at the close of business of the New York Stock Exchange on one Valuation Date and continuing to the close of business on the next Valuation Date.

Variable account
Legacy Builder Variable Life Separate Account. It is a separate investment account that is divided into subaccounts, each of which invests in a corresponding portfolio of a designated mutual fund.

Variable account value
The total value of your Policy allocated to the subaccounts of the variable account.

Written notice
The written notice you must sign and send us to request or exercise your rights as owner under the Policy. To be complete, it must: (1) be in a form we accept,
(2) contain the information and documentation that we determine in our sole discretion is necessary for us to take the action you request or for you to exercise the right specified, and (3) be received at our Office.

You (your, owner)
The person entitled to exercise all rights as owner under the Policy.

Policy Summary
===============================================================================

This summary describes important features of the Policy and corresponds to sections in this prospectus which discuss the topics in more detail. All capitalized words and phrases, and a number of others, are defined or explained in the Glossary.

                                   Premiums


 . You can select a premium payment plan but you are not required to pay premiums according to the plan. You can vary the frequency and amount, and can skip premium payments. We will not accept any premiums after the insured reaches age 100.

 . In general, the minimum initial premium is $10,000, and the minimum additional premium is $5,000.

 . If the insured qualifies for simplified underwriting:

   . Conditional life insurance coverage begins as soon as you complete an application and pay an initial premium.

   . The maximum initial premium you may pay is $1,500 multiplied by the insured's age at issue. (For example, if the insured is age 50 at issue, the maximum initial premium for simplified underwriting is $75,000.)

   . You may pay the maximum initial premium at issue or at any time during the first 2 Policy years; however, premiums paid in the second Policy year may not exceed premiums paid in the first Policy year.

   . In the second and subsequent Policy years, you have different premium payment options depending on what premiums you paid in the previous Policy year. See "Premiums" for further information.

 . If the insured undergoes full underwriting:

   . You designate the total premium for which we will underwrite the insured
     (the "underwriting premium").

   . At issue, you must pay an amount equal to the greater of: (1) 50% of the underwriting premium; or (2) the underwriting premium minus $100,000.

   . In the second and subsequent Policy years, you have different premium payment options depending on what premiums you paid in the previous Policy year. See "Premiums" for further information.

 . If you have no outstanding loans (or if you fully repay a loan), then we guarantee that your Policy will never lapse.

 . If you have an outstanding loan, your Policy will enter a 61-day grace period whenever the loan amount exceeds the Cash Value minus any surrender charge. Your Policy will terminate without value unless you make a sufficient payment during the grace period. See "Risk of Lapse," and "Policy Lapse and Reinstatement."

 . Once we issue your Policy, the free look period begins. You may return the Policy during this period and receive a refund. See "Canceling a Policy."

 . We put all premiums (minus any premium expense charge) in the fixed account until the Reallocation Date.

                              Investment options

You may allocate your money among the variable account investment options, and the fixed account options.

Variable Account:

 . You may allocate the money in your Policy to any of the subaccounts of the variable account. We do not guarantee any money you place in the subaccounts. The value of each subaccount will increase or decrease, depending on the investment performance of the corresponding portfolio. You could lose some or all of your money.

 . Each subaccount invests exclusively in one of the following investment portfolios:

                   [_] AIM Variable Insurance Funds, Inc.
                      AIM V.I. Capital Appreciation Fund
                      AIM V.I. Government Securities Fund
                         AIM V.I. Growth & Income Fund
                              AIM V.I. Value Fund

                         [_] Dreyfus Stock Index Fund

                     [_]  Dreyfus Variable Investment Fund
                        Dreyfus Money Market Portfolio
                     Dreyfus Small Company Stock Portfolio

                       [_]  MFS Variable Insurance Trust
                          MFS Emerging Growth Series
                              MFS Research Series
                            MFS Total Return Series
                             MFS Utilities Series

                    [_]  Oppenheimer Variable Account Funds
                     Oppenheimer Global Securities Fund/VA
                          Oppenheimer Growth Fund/VA
                Oppenheimer Main Street Growth & Income Fund/VA
                        Oppenheimer High Income Fund/VA
                      Oppenheimer Strategic Bond Fund/VA

                          [_]  WRL Series Fund, Inc.
                      WRL VKAM Emerging Growth Portfolio
                          WRL Janus Global Portfolio
                          WRL Janus Growth Portfolio


Fixed Account:

   . You may also place money in the basic fixed account where it earns interest at an annual rate of at least 3%. We may declare a higher rate of interest, but we are not obligated to do so.

   . At the time of purchase, you may place some or all of your initial net premium in the Dollar Cost Averaging Fixed Account ("DCA Fixed Account"). Money you place in the DCA Fixed Account will earn interest at an annual rate of at least 3.0%. We will transfer money out of the DCA Fixed Account in equal installments over a period of 6 months (or other periods available at the time of issue) and place it in the variable subaccounts according to your instructions.

                                  Cash Value


 . Cash Value is the sum of your amounts in the subaccounts and the fixed account. If you have any loans outstanding, Cash Value also includes amounts we hold in our fixed account to secure any loans.

 . Cash Value varies from day to day, depending on the investment experience of the subaccounts you choose, the interest we credit to the fixed account, the charges we deduct, and any other transactions (transfers, partial surrenders, and loans.)

 . Cash Value is the starting point for calculating important values under the Policy, such as the Cash Surrender Value and the death benefit.

 . Your Policy may lapse if you do not have sufficient Cash Surrender Value to pay the monthly deductions.

 . Growth Accelerator: At the end of each month in any Policy year, we will credit your Cash Value with additional interest at an annual rate of 0.50% if your Policy satisfies the following requirements at the beginning of the Policy year:

   .  Cash Value is greater than 200% of the total premiums paid; and

   .  Cash Value exceeds $50,000.

 . We do not guarantee a minimum Cash Value. Cash Value can go down -- all the way to zero.

                            Charges and Deductions


$  Premium expense charge:  We deduct a premium expense charge equal to the
   ----------------------
   actual premium tax imposed by the state where we issue your Policy. Premium taxes currently range from 0.50% to 3.50% of each premium payment. We credit the remaining net premium to your Cash Value.

$  Monthly Deduction. On the Policy Date and on each Monthly Date, we deduct the
   -----------------
   following charges on a pro-rata basis from each subaccount and the fixed account:

   .  a cost of insurance charge for the Policy

   .  a monthly Policy charge including two components:

      (1) a monthly administrative charge of $2.50 if the Cash Value at the beginning of a Policy year is less than $50,000; and

      (2) a monthly asset based charge equal to 0.55% annually of the assets in the variable account. We deduct this charge from the assets in the variable account during the first 10 Policy years.

$  Surrender charge: During the first 6 Policy years after a premium payment, we
   ----------------
   deduct a 7% surrender charge on any surrender attributable to the premium. A separate surrender charge applies to each premium payment.

   We deduct a 7% surrender charge on the entire amount of any full or partial surrender during the first Policy year. After the first Policy year, you may partially surrender amounts up to your Policy's gain (Cash Value minus premiums) free of charge; however, the 7% surrender charge will apply to the portion of any partial surrender that exceeds the gain and is attributable to a premium paid within the 6 Policy years prior to the partial surrender.

$  Daily Charge: We deduct a daily charge equal (on an annual basis) to 0.75% of
   ------------
   the average daily net assets of the variable account.

$  Transfer charge: We currently assess no charge for transfers. We reserve the
   ---------------
   right to charge $10 for the 13th and each additional transfer in a Policy year.

$  Portfolio Expenses:  The portfolios deduct investment advisory (management)
   ------------------
   fees and other expenses from their assets. These charges vary by portfolio and in 1998 the total annual amount of these charges ranged from 0.26% to 1.01% of average portfolio assets.

                                  Surrenders

 . Full surrender: At any time while the Policy is in force, you may make a written request to surrender your Policy and receive the Cash Surrender Value (that is, the Cash Value minus any surrender charge, and minus any outstanding loan amount including any accrued interest).

 . Partial surrenders: You may make a written request to withdraw part of the Cash Value, subject to the following rules:

   . You must request at least $500;

   . At least $5,000 of Cash Surrender Value must remain in the Policy after the partial surrender;

   . During the first Policy year, any amount you surrender is subject to a surrender charge; and

   . After the first Policy year, you may surrender amounts up to your Policy's gain (Cash Value minus premiums paid) free of charge.

 . A partial surrender automatically causes a pro-rata reduction in the death benefit.

 . Full and partial surrenders may be taxable and, prior to your age 592, may be subject to a 10% tax penalty.

 . When assessing the 7% surrender charge, we deem premiums to be withdrawn on a "first-in-first-out" (FIFO) basis.



                                 Death Benefit

 . While the Policy is in force, the death benefit is the greater of: (1) the Basic Death Benefit; or (2) the Guaranteed Minimum Death Benefit ("GMDB").

 . Basic Death Benefit: The Basic Death Benefit is equal to the Cash Value divided by the net single premium. The net single premium is calculated using guaranteed cost of insurance charges with a 4.5% interest rate. The Basic Death Benefit will change monthly due to changes in the Cash Value. The net single premium will change annually.

 . Guaranteed Minimum Death Benefit: The GMDB is the greater of premiums paid or highest Cash Value on a Policy anniversary prior to the insured's age 75 (both adjusted for partial surrenders). At the insured's age 75, the GMDB remains fixed for the remainder of the Policy. For Policies issued after age 74, the GMDB will be the premiums paid less partial surrenders.

 . We deduct any unpaid loans from the proceeds payable on the insured's death.

                                   Transfers

 .   Each year, you may make an unlimited number of transfers of Cash Value from the subaccounts and the fixed account.

 .   Transfers from subaccounts must be at least $500, or, if less, the total value in the subaccount.

 .   Transfers from the fixed account each Policy year may not exceed the greater of:
    .  25% of the amount in the fixed account; or

    .  $1,000.

    If the balance after the transfer is less than $1,000, we will transfer the entire amount in the fixed account.

 .   We may charge $10 for the 13th and each additional transfer during a Policy year.

 .   We do not impose transfer charges for Dollar Cost Averaging or Asset
    Rebalancing.


                                     Loans

 .   You may take a loan against the Policy for any amount from $500 up to 90% of the Cash Value net of surrender charge, minus any outstanding loans and interest you owe.

 .   To secure the loan, we transfer an amount equal to the loan from the variable account and fixed account to the loan account (part of our general account).

 .   Amounts in the loan account earn interest at the guaranteed minimum rate of
    3% per year.

 .   We currently charge you an interest rate of 4.5% per year on your loan. We guarantee that this interest rate will not exceed 6% per year. Interest is due and payable at the end of each calendar quarter. Unpaid interest becomes part of the outstanding loan.

 .   Loan interest generally is not tax deductible (consult your tax advisor for possible exceptions).

 .   You may repay all or part of your outstanding loans at any time. Loan repayments must be at least $500, and must be clearly marked as "loan repayments" or they will be credited as premiums if they equal or exceed minimum premium amounts.

 .   We deduct any unpaid loans from the proceeds payable on the insured's death.

 .   Loans taken from, or secured by, this Policy generally will be taxed as distributions and, prior to age 592, a tax penalty may apply.

 .   The "no-lapse guarantee" does not apply if there is an outstanding loan.

Risk Summary
================================================================================


  Investment     If you invest your Cash Value in one or more subaccounts, then
     Risk        you will be subject to the risk that investment performance will be unfavorable and that the Cash Value will decrease. You could lose everything you invest. If you select the fixed account, then we credit your Cash Value with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than a guaranteed minimum annual effective rate of 3%.

                 Because we deduct charges from Cash Value every month, if investment results are negative or not sufficiently favorable, then your Cash Surrender Value may fall to zero. If your Cash Surrender Value is zero and you have an outstanding loan, then your Policy will enter a 61-day grace period. Unless you make a sufficient payment during the grace period, the Policy will lapse without value and insurance coverage will no longer be in effect. However, if investment experience is sufficiently favorable and you have kept the Policy in force for a substantial time, then you may be able to draw upon Cash Value, through partial surrenders and loans.
--------------------------------------------------------------------------------

  Risk of        If you do not have an outstanding loan, we guarantee that your
   Lapse         Policy will never lapse (terminate without value), regardless of investment performance.

                 If you have an outstanding loan and your Cash Surrender Value becomes zero, then the Policy will enter a 61-day grace period.

                 Whenever your Policy enters the grace period, if you do not make a sufficient payment before the grace period ends, your Policy will lapse, insurance coverage will no longer be in effect, and you will receive no benefits. The payment must be sufficient enough to cause the Cash Surrender Value to exceed zero, after deducting all due and unpaid monthly deductions and outstanding loans. You might not be able to reinstate a policy that has lapsed (depending on applicable state law).
--------------------------------------------------------------------------------

  Tax Risks      We anticipate that the Policy should be deemed a life insurance contract under Federal tax law. However, there is some
                 uncertainty in this regard. The Policy generally will be
                 treated as a modified endowment contract ("MEC") under Federal tax laws (except, in some cases for a Policy issued in exchange for another life issuance policy that was not a MEC). If a
                 Policy is treated as a MEC, then surrenders, partial
                 surrenders, and loans under a Policy will be taxable as
                 ordinary income to the extent there are earnings in the Policy.
                 In addition, a 10% penalty tax may be imposed on surrenders, partial surrenders, and loans taken before you reach age 592.
                 You should consult a qualified tax advisor for assistance in all tax matters involving your Policy.
--------------------------------------------------------------------------------

  Surrender      The 7% surrender charge under this Policy applies for 6 Policy
    Charge       years after each premium payment. You should purchase this
                 Policy only if you have the financial ability to keep it in force for a substantial period of time.

                 Even if you do not ask to surrender your Policy, surrender charges may play a role in determining whether your Policy will
                         ---
                 lapse. Cash Surrender Value (that is, Cash Value minus any surrender charges and outstanding loans) is one measure we use to determine whether your Policy will enter a grace period, and possibly lapse.
--------------------------------------------------------------------------------

   Partial       You may request partial surrenders of a portion of the Cash
  Surrender      Surrender Value. After the first Policy year, you may request
    Limits       partial surrenders of amounts up to your Policy's gain free of charge. The amount partially surrendered must be at least $500 and must not cause the Cash Surrender Value after the partial surrender to be less than $5,000. We impose a 7% surrender charge on the portion of any surrender that exceeds the gain in the Policy and is attributable to a premium paid within the 6
                 Policy years prior to the surrender.

                 A partial surrender reduces the Cash Surrender Value, so it will increase the risk that the Policy will lapse. A partial surrender will reduce the death benefit and also may have tax consequences.
--------------------------------------------------------------------------------

  Loan Risks     A Policy loan, whether or not repaid, will affect Cash Value over time because we subtract the amount of the loan from the subaccounts and fixed account as collateral. We then credit a fixed interest rate of 3.0% to the collateral in the loan account. As a result, the loan collateral does not participate in the investment results of the subaccounts nor does it receive any higher current interest rate credited to the fixed account. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the subaccounts and the interest rate credited to the fixed account, the effect could be favorable or unfavorable.

                 A Policy loan affects the death benefit because a loan reduces the death benefit proceeds and Cash Surrender Value by the amount of the outstanding loan, plus any interest you owe on Policy loans.

                 While a loan is outstanding, the "no-lapse guarantee" does not
                                                                       --------
                 apply. See Policy Lapse and Reinstatement.
                 -----

                 A Policy loan could make it more likely that a Policy would terminate. There is a risk that if the loan reduces your Cash Surrender Value to too low an amount and investment results are unfavorable, then the Policy will lapse, resulting in loss of insurance and possibly adverse tax consequences. A loan will likely be taxed as a partial surrender and a 10% penalty tax may apply.
--------------------------------------------------------------------------------

  Comparison     Like fixed benefit life insurance, the Policy offers a death
  with Other     benefit and provides a Cash Value, loan privileges and a value
  Insurance      on surrender. However, the Policy differs from a fixed benefit
   Policies      policy because it allows you to place your premiums in
                 investment subaccounts. The amount and duration of life insurance protection will vary with the investment performance of the amounts you place in the subaccounts. In addition, the Cash Surrender Value will always vary with the investment results of your selected subaccounts.

                 As you consider purchasing this Policy, keep in mind that it may not be to your advantage to replace existing insurance with the Policy.
--------------------------------------------------------------------------------

  Illustrations  The hypothetical illustrations in this prospectus or used in connection with the purchase of a Policy are based on hypothetical rates of return. These rates are not guaranteed, and are provided only to illustrate how the Policy charges and hypothetical rates of return affect death benefit levels, Cash Value and Cash Surrender Value of the Policy. We may also illustrate Policy values based on the adjusted historical performance of the portfolios since the portfolios' inception, reduced by Policy and subaccount charges. The hypothetical and adjusted historic portfolio rates illustrated should not be considered to represent past or future performance. Actual rates of return undoubtedly will be higher or lower than those illustrated, so the values under your Policy will be different from those illustrated.
--------------------------------------------------------------------------------

Portfolio Expense Table
================================================================================

The following table shows the fees and expenses charged by the portfolios. The purpose of the table is to assist you in understanding the various costs and expenses that you will bear directly and indirectly. The table reflects charges and expenses of the portfolios for the fiscal year ended December 31, 1998. Expenses of the portfolios may be higher or lower in the future. For more information on the fees and expenses described in this table, see the portfolios' prospectuses which accompany this prospectus.

Annual Portfolio Operating Expenses (as a percentage of average portfolio assets)

Portfolio                                         Management                         Total Annual
                                                     Fees        Other Expenses        Expenses
AIM V.I. Capital Appreciation                        0.62%            0.05%              0.67%
AIM V.I. Government Securities                       0.50%            0.26%              0.76%
AIM V.I. Growth & Income                             0.61%            0.04%              0.65%
AIM V.I. Value                                       0.61%            0.05%              0.66%
Dreyfus Money Market                                 0.50%            0.06%              0.56%
Dreyfus Small Company Stock                          0.75%            0.23%              0.98%
Dreyfus Stock Index                                  0.25%            0.01%              0.26%
MFS Emerging Growth (1)(2)                           0.75%            0.10%              0.85%
MFS Research (1)(2)                                  0.75%            0.11%              0.86%
MFS Total Return (1)(2)                              0.75%            0.16%              0.91%
MFS Utilities (1)(2)                                 0.75%            0.26%              1.01%
Oppenheimer Global Securities                        0.68%            0.06%              0.74%
Oppenheimer Growth                                   0.73%            0.02%              0.75%
Oppenheimer Main Street Growth & Income              0.74%            0.05%              0.79%
Oppenheimer High Income                              0.74%            0.04%              0.78%
Oppenheimer Strategic Bond                           0.74%            0.06%              0.80%
WRL VKAM Emerging Growth (3)                         0.80%            0.09%              0.89%
WRL Janus Global (3)(4)                              0.80%            0.15%              0.95%
WRL Janus Growth (3)(5)                              0.78%            0.05%              0.83%

(1) These portfolios have an expense offset arrangement which reduces their custodian fee based upon the amount of cash maintained by the portfolio with its custodian and dividend disbursing agent. Each portfolio may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the portfolio's expenses. Expenses stated in this table do not take into account these expense reductions, and are therefore higher than the actual expenses of the portfolios.

(2) MFS has agreed to bear expenses for these portfolios, subject to reimbursement by these portfolios, such that each such portfolio's "Other Expenses" shall not exceed 0.25% of the average daily net assets of the portfolio during the current fiscal year. The payments made by MFS on behalf of each portfolio under this arrangement are subject to reimbursement by the portfolio to MFS, which will be accomplished by the payment of an expense reimbursement fee by the portfolio to MFS computed and paid monthly at a percentage of the portfolio's average daily net assets for its then current fiscal year with a limitation that immediately after such payment the portfolio's "Other Expenses" will not exceed the percentage set forth above for that portfolio. The obligation of MFS to bear a portfolio's "Other Expenses" pursuant to this arrangement and the portfolio's obligation to pay the reimbursement fee to MFS, terminates on the earlier of the date on which payments made by the portfolio equal the prior payment of such reimbursable expenses by MFS, or December 31, 2004. MFS may, in its discretion, terminate this arrangement at an earlier date, provided that the arrangement will continue for each portfolio until at least May 1, 2000, unless terminated with the consent of the board of trustees which oversees the portfolio.

(3) Effective January 1, 1997, the Board of the WRL Series Fund, Inc. authorized the fund to charge each portfolio of the fund, including WRL VKAM Emerging Growth, WRL Janus Global, and WRL Janus Growth, an annual Rule 12b-1 fee of up to 0.15% of each portfolio's average daily net assets. However, the fund will not deduct the fee from any portfolio before April 30, 2000. The fund will provide advance written notice if a Rule 12b-1 fee is deducted. See the WRL Series Fund, Inc.'s prospectus for more details.

(4) WRL Investment Management, Inc. ("WRL Management") currently waives 0.025% of its advisory fee for this portfolio's average daily net assets above $2 billion (net fee -- 0.775%). This waiver is voluntary and may be terminated at any time upon 90 days' notice to the fund.

(5) WRL Management currently waives 0.025% of its advisory fee for the first $3 billion of this portfolio's average daily net assets (net fee -- 0.775%); and 0.05% for the portfolio's assets above $3 billion (net fee -- 0.75%). This waiver is voluntary and may be terminated at any time upon 90 days' notice to the fund.

The Company and the Fixed Account
================================================================================

PFL Life Insurance Company

PFL Life Insurance Company is the insurance company issuing the Policy. PFL was incorporated under Iowa law on April 19, 1961. PFL established the separate account to support the investment options under this Policy and under other variable life insurance policies we may issue. Our general account supports the fixed account options under the Policy.

IMSA. PFL is a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA members subscribe to a set of ethical standards involving the sales and service of individually sold life insurance and annuities. As a member of IMSA, PFL may use the IMSA logo and language in advertisements.

The Fixed Account

The basic fixed account is part of PFL's general account. We use general account assets to support our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, PFL has sole discretion over investment of the fixed account's assets. PFL bears the full investment risk for all amounts contributed to the fixed account. PFL guarantees that the amounts allocated to the fixed account will be credited interest daily at a net effective interest rate of at least 3%. We will determine any interest rate credited in excess of the guaranteed rate at our sole discretion.

The Dollar Cost Averaging Fixed Account. At the time you purchase a Policy, you may place your entire initial premium in the Dollar Cost Averaging Fixed Account ("DCA Fixed Account"). Money you place in the DCA Fixed Account will earn interest at an annual rate of at least 3%. We may declare a higher rate of interest at our sole discretion. We will transfer money out of the DCA Fixed Account in equal installments over a period of 6 months and place it in the subaccounts and basic fixed account according to your instructions. The first such transfer occurs on the Monthly Date after the Reallocation Date. In the last month of the DCA Fixed Account term, we will transfer interest accrued on the premium.

There is no charge for participating in the DCA Fixed Account, and transfers under this program do not count in determining any transfer charge.

We reserve the right to stop offering the DCA Fixed Account at any time for any reason.

The fixed account is not registered with the Securities and Exchange Commission and the staff of the Securities and Exchange Commission has not reviewed the disclosure in this prospectus relating to the fixed account.

The Variable Account and the Portfolios
================================================================================

The Variable Account

PFL established the variable account as a separate investment account under Iowa law on November 20, 1998. PFL owns the assets in the variable account and is obligated to pay all benefits under the Policies. PFL may use the variable account to support other variable life insurance policies PFL issues. The variable account is registered with the Securities and Exchange Commission as an unit investment trust under the Investment Company Act of 1940 and qualifies as a "separate account" within the meaning of the Federal securities laws.

The variable account is divided into subaccounts, each of which invests in shares of a specific portfolio of one of the following mutual funds:

 [_]  AIM Variable Insurance Funds, Inc.      [_]  MFS Variable Insurance Trust
      (managed by AIM Advisors, Inc.)              (managed by Massachusetts
                                                   Financial Services Company)

 [_]  Dreyfus Variable Investment Fund       [_]  Oppenheimer Variable Account
      (managed by The Dreyfus Corporation)        Funds (managed by Oppenheimer
                                                  Funds, Inc.)

 [_]  Dreyfus Stock Index Fund (managed      [_]  WRL Series Fund, Inc.
      by The Dreyfus Corporation)                 (managed by WRL Investment
                                                  Management, Inc.)

The subaccounts buy and sell portfolio shares at net asset value. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio.

Income, gains, and losses credited to, or charged against, a subaccount of the variable account reflect the subaccount's own investment experience and not the investment experience of our other assets. The variable account's assets may not be used to pay any of PFL's liabilities other than those arising from the Policies. If the variable account's assets exceed the required reserves and other liabilities, we may transfer the excess to our general account.

The variable account may include other subaccounts that are not available under the Policies and are not discussed in this prospectus. Where permitted by applicable law, PFL reserves the right to:

      1.  Create new separate accounts;

      2.  Combine separate accounts, including the variable account;

      3. Remove, combine or add subaccounts and make the new subaccounts available to you at our discretion;

      4. Make new portfolios available under the variable account or remove existing portfolios;

      5. Substitute new portfolios for any existing portfolios if shares of the portfolio are no longer available for investment or if we determine that investment in a portfolio is no longer appropriate in light of the variable account's purposes;

      6. Deregister the variable account under the Investment Company Act of 1940 if such registration is no longer required;

      7. Operate the variable account as a management investment company under the Investment Company Act of 1940 or as any other form permitted by law; and

      8. Make any changes required by the Investment Company Act of 1940 or any other law.

We will not make any such changes without receiving any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. We will notify you of any changes.

The Portfolios

The variable account invests in shares of certain portfolios of the Funds. Each of the Funds is registered with the Securities and Exchange Commission as an open-end management investment company. Such registration does not involve supervision of the management or investment practices or policies of the Funds by the Securities and Exchange Commission.

Each portfolio's assets are held separate from the assets of the other portfolios, and each portfolio has investment objectives and policies that are different from those of the other portfolios. Thus, each portfolio operates as a separate investment fund, and the income or losses of one portfolio generally have no effect on the investment performance of any other portfolio. Pending any prior approval by a state insurance regulatory authority, certain subaccounts and corresponding portfolios may not be available to residents of some states.

The following table summarizes each portfolio's investment objective(s) and policies. There is no assurance that any of the portfolios will achieve its stated objective(s). You can find more detailed information about the portfolios, including a description of risks, in the prospectuses for the Funds. You should read the Funds' prospectuses carefully.

Portfolio                          Investment Objective
---------                          --------------------

AIM V.I. Capital      .    Seeks capital appreciation through investments in
Appreciation               common stocks, with emphasis on medium-sized and
                           smaller emerging growth companies.

Aim V.I.              .    Seeks to achieve a high level of current income
Government                 consistent with reasonable concern for safety of
Securities                 principal by investing in debt securities issued,
                           guaranteed or otherwise backed by the United States
                           Government.

AIM V.I.              .    Seeks growth of capital, with current income as a
Growth &                   secondary objective.
Income

AIM V.I. Value        .    Seeks to achieve long-term growth of capital by
                           investing primarily in equity securities judged by the investment adviser to be undervalued relative to the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity markets generally. Income is a secondary objective.

Dreyfus Money         .    Seeks to provide as high a level of current income
Market                     as is consistent with the preservation of capital
                           and the maintenance of liquidity.

Dreyfus Small         .    Seeks to provide investment results that are greater
Company Stock              than the total return performance of publicly-traded
                           common stocks in the aggregate, as represented by the Russell 2500(R) Index.

Portfolio                                 Investment Objective
---------                                 --------------------

Dreyfus Stock       .  Seeks to provide investment results that correspond to
                       the price and yield performance INDEX of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500(R) Composite Stock Price Index.

MFS Emerging        .  Seeks to provide long-term growth of capital.
Growth

MFS Research        .  Seeks to provide long-term growth of capital and future income.

MFS Total           .  Seeks to provide above-average income (compared to a
Return                 portfolio invested entirely in equity securities)
                       consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.

MFS Utilities       .  Seeks capital growth and current income (income above
                       that available from a portfolio invested entirely in equity securities).

Oppenheimer         .  Seeks long-term capital appreciation by investing a
Global                 substantial portion of its assets in securities of
Securities             foreign issuers, "growth-type" companies, cyclical
                       industries and specialsituations which are considered to have appreciation possibilities, but which may be considered to be speculative.

Oppenheimer         .  Seeks to achieve capital appreciation by investing in
Growth                 securities of well-known established companies.

Oppenheimer         .  Seeks a high total return (which includes growth in the
Main Street            value of its shares as well as current income) from
Growth &               equity and debt securities.
Income

Oppenheimer         .  Seeks a high level of current income from investment in
High Income            high yield fixed-income securities. High Income's
                       investments include unrated securities or high risk securities in the lower rating categories, commonly known as "junk bonds," which are subject to a greater risk of loss of principal and nonpayment of interest than higher-rated securities.

Oppenheimer         .  Seeks a high level of current income principally derived
Strategic Bond         from interest on debt securities and seeks to enhance
                       such income by writing covered call options on debt securities.

WRL VKAM            .  Seeks capital appreciation by investing primarily in
Emerging               common stocks of small and medium sized companies.
Growth

WRL Janus           .  Seeks long-term growth of capital in a manner
Global                 consistent with preservation of capital, tocks of foreign
                       and domestic issuers.

WRL Janus           .  Seeks growth of capital by investing primarily in
Growth                 common stocks listed on a national securities exchange or
                       traded on NASDAQ.

In addition to the variable account, the portfolios may sell shares to other separate investment accounts established by other insurance companies to support variable annuity contracts and variable life insurance policies or qualified retirement plans. It is possible that, in the future, it may become disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the portfolios simultaneously. Although neither PFL nor the portfolios currently foresee any such disadvantages, either to variable life insurance policy owners or to variable annuity contract owners, each fund's Board of Directors (Trustees) will monitor events in order to identify any material conflicts between the interests of such variable life insurance policy owners and variable annuity contract owners, and will determine what action, if any, it should take. Such action could include the sale of fund shares by one or more of the separate accounts, which could have adverse consequences. Material conflicts could result from, for example, (1) changes in state insurance laws, (2) changes in Federal income tax laws, or (3) differences in voting instructions between those given by variable life insurance policy owners and those given by variable annuity contract owners.

If a fund's Board of Directors (Trustees) were to conclude that separate funds should be established for variable life insurance and variable annuity separate accounts, then variable life insurance policy owners and variable annuity contract owners would no longer have the economies of scale resulting from a larger combined fund.

These portfolios are not available for purchase directly by the general public, and are not the same as other portfolios with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of certain portfolios available under the Policy are very similar to the investment objectives and policies of other portfolios that are or may be managed by the same investment adviser or manager. Nevertheless, the investment performance and results of the portfolios available under the Policy may be lower or higher than the investment results of such other (publicly available) portfolios. There can be no assurance, and we make no representation, that the investment results of any of the portfolios available under the Policy will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager, the same investment objectives and policies, and a very similar name.

Please read the attached portfolio prospectuses to obtain more complete information regarding the portfolios. Keep these prospectuses for future reference.

Your Right to Vote Portfolio Shares

Even though we are the legal owner of the portfolio shares held in the subaccounts, and have the right to vote on all matters submitted to shareholders of the portfolios, we will vote our shares only as Policy owners instruct, so long as such action is required by law.

Before a vote of a portfolio's shareholders occurs, you will receive voting materials. We will ask you to instruct us on how to vote and to return your proxy to us in a timely manner. You will have the right to instruct us on the number of portfolio shares that corresponds to the amount of Cash Value you have in that portfolio (as of a date set by the portfolio).

If we do not receive voting instructions on time from some owners, we will vote those shares in the same proportion as the timely voting instructions we receive. Should Federal securities laws, regulations and interpretations change, we may elect to vote portfolio shares in our own right. If required by state insurance officials, or if permitted under Federal regulation, we may disregard certain owner voting instructions. If we ever disregard voting instructions, we will send you a summary in the next annual report to Policy owners advising you of the action and the reasons we took such action.

The Policy
================================================================================

Purchasing a Policy

To purchase a Policy, you must submit a completed application and an initial premium to us at our Office. You may also send the application and initial premium to us through any licensed life insurance agent who is also a registered representative of a broker-dealer having a selling agreement with AFSG Securities Corporation, the principal underwriter for the Policy.

We determine the basic death benefit for a Policy based on the age of the insured when we issue the Policy, the initial premium paid, and other characteristics of the proposed insured(s) such as age, gender and risk class.

Generally, the Policy is available for insureds between issue ages 30-80 for standard risk classes, and between issue ages 30-70 for non-standard risk classes. We use different underwriting standards (simplified underwriting, or full underwriting) in relation to the Policy. We can provide you with details as to these underwriting standards when you apply for a Policy. We must receive evidence of insurability that satisfies our underwriting standards before we will issue a Policy. We reserve the right: (1) to modify our underwriting requirements at any time; or (2) to reject an application for any reason permitted by law. There is no insurance coverage until we complete our underwriting process and accept the application.


When Insurance Coverage Takes Effect

Once we determine that the insured meets our underwriting requirements, insurance coverage begins, we issue the Policy, and we begin to deduct monthly charges from your premium. This date is the Policy Date. On the Policy Date, we will allocate your premium (less charges) to the fixed account. On the Reallocation Date, we will transfer your Cash Value from the fixed account to the subaccounts or maintain your Cash Value in the fixed account as you directed on your application. The Reallocation Date varies by state according to a state's free look requirement. In states that require a full refund of premium upon exercise of the free look right, the Reallocation Date is 5 days after the end of the free look period. In other states, the Reallocation Date is the Policy Date.

Full insurance coverage under the Policy will take effect only if the proposed insured is alive and in the same condition of health as described in the application when we deliver the Policy to you, and if the initial premium is paid.


Extending the Maturity Date

You may request to extend the Maturity Date for your Policy. You must make your request in writing and we must receive it at least 90 days, but no more than 180 days, prior to the scheduled Maturity Date. After you extend the Maturity Date, we will automatically extend your Maturity Date every year unless you direct us in writing to do otherwise. Interest on any outstanding Policy loan will continue to accrue during the period for which the Maturity Date is extended.

The Cash Value at the Maturity Date will be equal to the death benefit, less any indebtedness. If you choose to extend the Maturity Date, the Cash Value will continue to earn interest and no monthly deductions will be deducted from the Cash Value.

Ownership Rights

The Policy belongs to the owner named in the application. The owner may exercise all of the rights and options described in the Policy. The owner is the insured unless the application specifies a different person as the insured. If the owner dies before the insured and no contingent owner is named, then ownership of the Policy will pass to the owner's estate. The owner may exercise certain rights described below.

Changing the Owner

     . You may change the owner by providing a written request to us at any time while the insured is alive.
     . The change takes effect on the date that the written request is signed. . We are not liable for any actions we take before we receive the written request.
     . Changing the owner does not automatically change the beneficiary or the insured.
     .  Changing the owner may have tax consequences.

Selecting and Changing the Beneficiary

     . You designate the beneficiary (the person to receive the death benefit when the insured dies) in the application.
     . If you designate more than one beneficiary, then each beneficiary shares equally in any death benefit proceeds unless the beneficiary designation states otherwise.
     . If the beneficiary dies before the insured, then any contingent beneficiary becomes the beneficiary.
     . If both the beneficiary and contingent beneficiary die before the insured, then we will pay the death benefit to the owner or the owner's estate once the insured dies.
     . You can change the beneficiary by providing us with a written request while the insured is living.
     . The change in beneficiary is effective as of the date you sign the written request.
     . We are not liable for any actions we take before we receive the written request.

Assigning the Policy

     .  You may assign Policy rights while the insured is alive.
     .  The owner retains any ownership rights that are not assigned.
     . Assignee may not change the owner or the beneficiary, and may not elect or change an optional method of payment. We will pay any amount payable to the assignee in a lump sum.
     . Claims under any assignment are subject to proof of interest and the extent of the assignment.
     . If you assign your Policy as collateral for a loan, you should consider that loans secured by this Policy are treated as distributions and could be subject to income tax and a 10% penalty if you are under age 59 1/2.
     .  We are not:
        . bound by any assignment unless we receive a written notice of the assignment;
        . responsible for the validity of any assignment; or . liable for any actions we take before we receive written notice of the assignment.
     .  Assigning the Policy may have tax consequences.

Canceling a Policy

You may cancel a Policy during the free-look period by returning it to PFL at 4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499, or to the agent who sold it. The free-look period generally expires 10 days after you receive the Policy, but this period will be longer if required by state law. If you decide to cancel the Policy during the free-look period, we will treat the Policy as if we never issued it. Within seven calendar days after we receive the returned Policy, we will refund either (a) an amount equal to the Cash Value plus any charges we deducted, or (b) where required by state law, we will refund all premiums paid for the Policy.


Premiums
================================================================================

Premium Payments

Before we issue a Policy, you must pay an initial premium equal to at least $10,000. Thereafter, you may pay premiums at any time and in any amount of $5,000 or more. However, because most additional premium payments will increase the death benefit, we will require additional underwriting for most additional premium payments. We reserve the right to limit the number and amount of any premium payments. You make all premium payments to our Office or to one of our authorized agents.

We have the right to limit or refund any premium, if the premium would disqualify the Policy as a life insurance contract under the Internal Revenue Code. Your Policy's schedule page will show the maximum additional premium you can pay during the first two Policy Years without additional underwriting. If we return a portion of your premium based on the maximum premium amount, we will not allow you to make additional premium payments until they are allowed by the maximum premium limitations. We reserve the right to modify our premium limitations at any time.

You can stop paying premiums at any time and your Policy will continue in force until the earlier of the maturity date (when the insured reaches age 100), or the date when either (1) the insured dies, or (2) the grace period ends without a sufficient payment, or (3) we receive your signed request to surrender the Policy.

Tax-Free Exchanges (1035 Exchanges). We may accept as part of your initial premium money from one contract that qualified for a tax-free exchange under
Section 1035 of the Internal Revenue Code, contingent upon receipt of the cash from that contract. We will accept a Section 1035 exchange of a contract with an outstanding loan; however, we will not preserve the loan (i.e., you will pay off the loan and transfer the net policy value). If you contemplate a tax-free exchange, you should consult a competent tax advisor to discuss the potential tax effects of such a transaction.


Allocating Premiums

When you apply for a Policy, you must instruct us to allocate your net premium to one or more subaccounts of the variable account and to the fixed account according to the following rules:

     . You must put at least 1% of each net premium in any subaccount or the fixed account you select (you can, of course, put nothing in some subaccounts or the fixed account).

     . Allocation percentages must be in whole numbers and the sum of the percentages must equal 100.

     . You can change the allocation instructions for additional premiums without charge at any time by providing us with written notification (or any other notification we deem satisfactory).

     . Any allocation change will be effective on the date we record the change.

     . We reserve the right to limit the number of premium allocation changes; and to limit the number of subaccount allocations in effect at any one time.

We will credit interest on your initial net premium from the date we receive payment and the necessary documents to the Reallocation Date. Interest will be credited at the current fixed account rate. Interest is guaranteed to equal at least 3% annually.

Investment returns from amounts allocated to the subaccounts will vary with the investment experience of these subaccounts and will be reduced by Policy charges. You bear the entire investment risk for amounts you allocate to the subaccounts.

On the Policy Date, we will allocate your Cash Value to the fixed account. We also allocate any net premiums we receive from the Policy Date to the Reallocation Date to the fixed account. On the Reallocation Date, we will reallocate the Cash Value in the fixed account to the subaccounts or retain it in the fixed account in accordance with the allocation percentages provided in the application. We invest all net premiums paid after the Reallocation Date on the Valuation Date we receive them. We credit these net premiums to the subaccounts (as appropriate) at the unit value next determined after we receive your payment. (Please refer to the Glossary for an explanation of the Reallocation Date.)


Policy Values
================================================================================

Cash           .  serves as the starting point for calculating values under a
Value             Policy;
               .  equals the sum of all values in the fixed account and in each subaccount of the variable account;
               .  is determined on the Policy Date and on each Valuation Date;
                  and
               .  has no guaranteed minimum amount and may be more or less than premiums paid (except for amounts allocated to the fixed account).


Growth Accelerator

At the end of each month in any Policy year, we will credit your Cash Value with additional interest at an annual rate of 0.50% if your Policy satisfies the following requirements at the beginning of the Policy year:

     . Cash Value is greater than 200% of the total premiums paid; and . Cash Value exceeds $50,000.

We will allocate the additional interest to the variable account and the fixed account on a pro-rata basis. We guarantee to credit the monthly interest (0.04167% multiplied by the Cash Value at the end of each month); however, the Policy needs to be requalified to meet the specified requirements on a year-to-year basis. There is no charge for this benefit.

Cash Surrender Value

The Cash Surrender Value is the amount we pay to you when you surrender your Policy. We determine the Cash Surrender Value at the end of the Valuation Period when we receive your written surrender request.

Cash Surrender        .  the Cash Value as of such date; minus
Value on any          .  any surrender charge as of such date; minus
Valuation Date        .  any outstanding Policy loans; minus
equals:               .  any interest you owe on the Policy loans.


Subaccount Value

Each subaccount's value is the Cash Value in that subaccount. At the end of any Valuation Period, the subaccount's value is equal to the number of units that the Policy has in the subaccount, multiplied by the unit value of that subaccount.

The number of         .  the initial units purchased at the unit value on the
units in any             Policy Date; plus
subaccount on         .  units purchased with additional net premiums; plus
any Valuation         .  units purchased via transfers from another subaccount
Date equals:             or the fixed account; plus
                      .  units purchased via growth accelerator, if any; minus
                      .  units redeemed to pay for monthly deductions; minus
                      .  units redeemed to pay for partial surrenders; minus
                      .  units redeemed as part of a transfer to another
                         subaccount or the fixed account.

Every time you allocate or transfer money to or from a subaccount, we convert that dollar amount into units. We determine the number of units we credit to, or subtract from, your Policy by dividing the dollar amount by the unit value for that subaccount at the end of the Valuation Period.


Unit Value

We determine a unit value for each subaccount to reflect how investment results affect the Policy values. Unit values will vary among subaccounts. The unit value of each subaccount was originally established at $10 per unit. The unit value may increase or decrease from one Valuation Period to the next.

The unit value of     .  the total value of the assets held in the subaccount,
any subaccount at        determined by multiplying the number of shares of the
the end of a             designated portfolio owned by the subaccount times the
Valuation Period         portfolio's net asset value per share; minus
is calculated as:     .  a deduction for the mortality and expense risk charge;
                         minus
                      .  the accrued amount of reserve for any taxes or other
                         economic burden resulting from applying tax laws that we determine to be properly attributable to the subaccount; and the result divided by
                      .  the number of outstanding units in the subaccount.

Fixed Account Value

On the Policy Date, the fixed account value is equal to the net premiums allocated to the fixed account, less the portion of the first monthly deduction taken from the fixed account.

The fixed account       .  the net premium(s) allocated to the fixed account;
value at the end of        plus
any Valuation Period    .  any amounts transferred to the fixed account; plus
is equal to:            .  interest credited to the fixed account; plus
                        .  amount credited via growth accelerator, if any; minus
                        .  amounts charged to pay for monthly deductions; minus
                        .  amounts withdrawn from the fixed account; minus
                        .  amounts transferred from the fixed account to a
                           subaccount.


Charges and Deductions
================================================================================

This section describes the charges and deductions that we make under the Policy to compensate for: (1) the services and benefits we provide; (2) the costs and expenses we incur; and (3) the risks we assume.

Services and            .  the death benefit, cash and loan benefits under the
benefits we                Policy
provide:                .  investment options, including premium allocations
                        .  administration of elective options and the
                           distribution of reports to owners
                        --------------------------------------------------------

Costs and               .  costs associated with processing and underwriting
expenses we incur:         applications, issuing and administering the Policy
                        .  overhead and other expenses for providing services
                           and benefits
                        .  sales and marketing expenses
                        .  other costs of doing business, such as collecting
                           premiums, maintaining records, processing claims,
                           effecting transactions, and paying Federal, state and
                           local premium and other taxes and fees
                        --------------------------------------------------------

Risks we assume:        .  that the cost of insurance charges we may deduct are
                           insufficient to meet our actual claims because
                           insureds die sooner than we estimate
                        .  that the costs of providing the services and benefits
                           under the Policies exceed the charges we deduct
                        --------------------------------------------------------


Premium Expense Charge

When you make a premium payment, we deduct a premium expense charge equal to the premium tax imposed by the state where we issue your Policy. State premium taxes currently range from 0.50% to 3.50% of each premium payment. After we deduct any premium expense charge, we apply the remaining amount (the net premium) to the subaccounts and the fixed account according to your allocation instructions. The premium expense charge compensates us for state premium taxes.

Monthly Deduction

We deduct a monthly deduction from the Cash Value on the Policy Date and on each Monthly Date. We will make deductions from each subaccount and the fixed account on a pro rata basis (i.e., in the same proportion that the value in each subaccount and the fixed account bears to the total Cash Value on the Monthly
Date). If the value of any subaccount or the fixed account is insufficient to pay that subaccount or fixed account's portion of the monthly deduction, we will take the monthly deduction on a pro-rata basis from all accounts. Because portions of the monthly deduction (such as the cost of insurance) can vary from month-to-month, the monthly deduction will also vary.

The monthly deduction has two components:

     1.   The cost of insurance charge for the Policy; plus
     2.   The monthly Policy charge, if applicable.

Cost of Insurance. We assess a monthly cost of insurance charge to compensate us for underwriting the death benefit (i.e., the anticipated cost of paying the amount of the death benefit that exceeds your Cash Surrender Value upon the insured's death). The charge depends on a number of variables (age, gender, risk class) that would cause it to vary from Policy to Policy and from Monthly Date to Monthly Date.

Cost of       The cost of insurance charge is equal to:
Insurance
Charge         .    the cost of insurance rates; multiplied by
               .    the net amount at risk for your Policy on the Monthly Date.

              The net amount at risk is equal to:

               .    the death benefit at the beginning of the month; divided by
               .    a "risk rate divisor" (a factor that reduces the net amount at risk, for purposes of computing the cost of insurance, by taking into account assumed monthly earnings at an annual
                    rate of 3%); minus
               .    the Cash Value at the beginning of the month.

We base the cost of insurance rates on the insured's age, gender, and risk class. The actual monthly cost of insurance rates are based on our expectations as to future mortality experience. The rates will never be greater than the guaranteed amount stated in your Policy. These guaranteed rates are based on the 1980 Commissioner's Standard Ordinary (C.S.O.) Mortality Tables (smoker/non-smoker) and the insured's age and rate class. For standard rate classes, these guaranteed rates will never be greater than the rates in the C.S.O. tables. When required, we use a unisex table.

Monthly Policy Charge. We assess a monthly Policy charge to compensate us for administrative expenses such as record keeping, processing death benefit claims and Policy changes, and overhead costs. The monthly Policy charge includes two components:

     (1) a monthly administrative charge of $2.50 if the Cash Value at the beginning of a Policy year is less than $50,000; and

     (2) a monthly asset based charge equal to an annual rate of 0.55% of the assets in the variable account. We deduct this charge from the assets in the variable account during the first 10 Policy years.

Daily Charge

We deduct a daily charge from each subaccount to compensate us for certain mortality and expense risks we assume. The mortality risk is that an insured will live for a shorter time than we project. The expense risk is that the expenses that we incur will exceed the administrative charge limits we set in the Policy. The daily charge is equal to:

     .    the assets in each subaccount, multiplied by

     .    the daily pro rata portion of the annual charge rate of 0.75%.

If this charge does not cover our actual costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profits for any lawful purpose including covering distribution costs.

Surrender Charge

If you fully surrender your Policy during the first 6 Policy years following any premium payment, we deduct a surrender charge from your Cash Value and pay the remaining amount (less any outstanding loan amount) to you. The payment you receive is called the Cash Surrender Value. The surrender charge is equal to 7% of the premium(s) that was paid within 6 years of the surrender.

The surrender charge may be significant. You should carefully calculate this charge before you request a surrender. Under some circumstances the level of surrender charges might result in no Cash Surrender Value available if you surrender your Policy in the first few years after paying a premium.


Partial Surrender Charge

You may request partial surrenders of a portion of the Cash Surrender Value; however, the entire amount surrendered in the first Policy year is subject to a surrender charge. After the first Policy year, you may partially surrender amounts up to your Policy's gain (Cash Value minus premium) free of charge. We deduct a 7% surrender charge on the portion of any partial surrender that exceeds the gain and is attributable to a premium paid within 6 Policy years prior to the partial surrender. For this purpose, we deem any gain to be withdrawn first, and then the oldest premiums in the order they were paid (i.e., first-in-first-out, or "FIFO").


Transfer Charge

     . We guarantee that you can make 12 transfers each year free from charge. We currently allow an unlimited number of free transfers.

     . We reserve the right to charge $10 for each transfer in excess of 12 during a Policy Year. We will not increase this charge.

     . For purposes of assessing the transfer charge, each written or telephone request is considered to be one transfer, regardless of the number of subaccounts (or fixed account) affected by the transfer.

     .    We deduct the transfer charge from the amount being transferred.

     . Transfers we effect on the Reallocation Date, and transfers due to dollar cost averaging, asset rebalancing, and loans, do not count as transfers for the purpose of assessing this charge.


Portfolio Expenses

The value of the net assets of each subaccount reflects the investment advisory fees and other expenses incurred by the corresponding portfolio in which the subaccount invests. See the Portfolio Annual Expenses Table in this prospectus, and the portfolios' prospectuses for further information on these fees and expenses.


Death Benefit
==============================================================================

Death Benefit

While the Policy is in force, the death benefit is the greater of:

     (1)  the Basic Death Benefit; or
     (2)  the Guaranteed Minimum Death Benefit ("GMDB").

  . Basic Death Benefit: The Basic Death Benefit is the minimum amount that must be payable at the insured's death, before reduction for any outstanding loans, for the Policy to be treated as life insurance under the Internal Revenue Code. We determine the Basic Death Benefit by dividing the Cash Value by the net single premium. The net single premium is calculated using guaranteed cost of insurance charges with a 4.5% interest rate. The Basic Death Benefit will change monthly due to changes in the Cash Value. The net single premium will change annually.

  . Guaranteed Minimum Death Benefit: Until the insured's age 75, the GMDB is the greater of premiums paid (less partial surrenders) or the highest Cash Value on a Policy anniversary (adjusted for subsequent partial surrenders). At age 75, the GMDB remains fixed for the remainder of the Policy. For Policies issued after age 74, the GMDB will be the premiums paid less partial surrenders. If you take a partial surrender, the GMDB is reduced on a "dollar for dollar" basis.

As long as the Policy is in force, we will pay the death benefit proceeds on an individual Policy once we receive satisfactory proof of the insured's death. We may require return of the Policy. We will pay the death benefit proceeds to the primary beneficiary or a contingent beneficiary. If the beneficiary dies before the insured and there is no contingent beneficiary, we will pay the death benefit proceeds to the Owner or the Owner's estate. We will pay the death benefit proceeds in a lump sum or under a payment option. See Payment Options.

Death benefit        .   the death benefit (described above); minus
proceeds equal:      .   any past due monthly deductions; minus
                     .   any outstanding Policy loan on the date of death; minus
                     .   any interest you owe on the Policy loan(s).


If all or part of the death benefit proceeds are paid in one sum, we will pay interest on this sum only if required by applicable state law, from the date we receive due proof of the insured's death to the date we make payment.

We may further adjust the amount of the death benefit proceeds under certain circumstances. See Our Right to Contest the Policy; and Misstatement of Age or Sex.


Payment Options

There are several ways of receiving proceeds under the death benefit and surrender provisions of the Policy, other than in a lump sum. Information concerning these settlement options is available on request.


Full and Partial Surrenders
================================================================================

Full Surrenders

You may make a written request to surrender your Policy for its Cash Surrender Value as calculated at the end of the Valuation Date when we receive your request.

Full surrender    . The insured must be alive and the Policy must be in force
conditions:         when you make your written request. A surrender is effective as of the date when we receive your written request. We may require that you return the Policy.

                  . You will incur a surrender charge of 7% of any premium
                    payments made within 6 years before the surrender. See Charges and Deductions -- Surrender Charge.

                  . Once you surrender your Policy, all coverage and other
                    benefits under it cease.

                  . We will pay you the Cash Surrender Value in a lump sum
                    within seven days unless you request other arrangements.

Surrendering the Policy may have adverse tax consequences. See Federal Tax Considerations - Tax Treatment of Policy Benefits.


Partial Surrenders

You may request a partial surrender of a portion of your Cash Value subject to certain conditions.

       .  You must make your partial surrender request to us in writing.

       .  You must request at least $500.

       . You may withdraw up to the Policy's gain (Cash Value minus premiums) free of charge after the first Policy year.

       . At least $5,000 of Cash Surrender Value must remain in the Policy after the partial surrender.

       . We assess a surrender charge equal to 7% of the whole amount surrendered in the first Policy year.

       . We assess a surrender charge equal to 7% of the portion of any partial surrender after the first Policy year that exceeds the gain and is attributable to a premium payment made within 6 years before the partial surrender. See Charges and Deductions -- Partial Surrenders.

       .  We deduct the surrender charge from the remaining Cash Value.

       . You can specify the subaccount(s) and fixed account from which to make the partial surrender; otherwise we will deduct the amount (including any partial surrender charge) from the subaccounts and the fixed account on a pro-rata basis (that is, according to the percentage of Cash Value contained in each subaccount and the fixed account).

       . We will process the partial surrender at the unit values next determined after we receive your request.

       . We generally will pay a partial surrender request within seven days after the Valuation Date when we receive the request.

Partial surrenders may have adverse tax consequences. See Federal Tax Considerations - Tax Treatment of Policy Benefits.


Transfers
================================================================================

You may make transfers from (i.e., out of) the subaccounts or from the fixed account. We determine the amount you have available for transfers at the end of the Valuation Period when we receive your transfer request. We may modify or revoke the transfer privilege at any time. The following features apply to transfers under the Policy:

     .    You may make an unlimited number of transfers in a Policy Year.

     . You may request transfers in writing (in a form we accept), or by telephone.

     . For transfers out of the variable subaccounts, you must transfer at least $500, or, if less, the total value in the subaccount.

     . For transfers out of the fixed account, you may not transfer more than 25% of the value in the fixed account (not including amounts securing Policy loans), or $1,000 (whichever is greater). If the balance after the transfer is less than $1,000, we will transfer the entire amount in the fixed account. We allow one transfer out of the fixed account every 12 months.

     . We may deduct a $10 charge from the amount transferred for the 13th and each additional transfer in a Policy Year. Transfers we effect on the Reallocation Date, and transfers resulting from loans, dollar cost averaging and asset rebalancing are not treated as transfers for the purpose of the transfer charge.

     . We consider each written or telephone request to be a single transfer, regardless of the number of subaccounts (or fixed account) involved.

     . We process transfers based on unit values determined at the end of the Valuation Date when we receive your transfer request.

Your Policy, as applied for and issued, will automatically receive telephone transfer privileges unless you provide other instructions. The telephone transfer privileges allow you to give authority to the registered representative or agent of record for your Policy to make telephone transfers and to change the allocation of future payments among the subaccounts and the fixed account on your behalf according to your instructions. To make a telephone transfer, you may call 1-800-732-7754.

Please note the following regarding telephone transfers:

     . We are not liable for any loss, damage, cost or expense from complying with telephone instructions we reasonably believe to be authentic. You bear the risk of any such loss.

     . We will employ reasonable procedures to confirm that telephone instructions are genuine.

     . Such procedures may include requiring forms of personal identification prior to acting upon telephone instructions, providing written confirmation of transactions to you, and/or tape recording telephone instructions received from you.

     . If we do not employ reasonable confirmation procedures, we may be liable for losses due to unauthorized or fraudulent instructions.

The corresponding portfolio of any subaccount determines its net asset value per each share once daily, as of the close of the regular business session of the New York Stock Exchange ("NYSE") (usually 4:00 p.m. Eastern time), which coincides with the end of each Valuation Period. Therefore, we will process any transfer request we receive after the close of the regular business session of the NYSE, using the net asset value for each share of the applicable portfolio determined as of the close of the next regular business session of the NYSE.


Dollar Cost Averaging

When purchasing a Policy, you may place some or all of your initial net premium in the Dollar Cost Averaging Fixed Account ("DCA Fixed Account"). Dollar cost averaging is an investment strategy designed to reduce the investment risks associated with market fluctuations. The strategy spreads the allocation of your premium into the subaccounts over a period of time. This allows you to potentially reduce the risk of investing most of your premium into the subaccounts at a time when prices are high. The success of this strategy is not assured and depends on market trends. You should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high.

Money you place in the DCA Fixed Account will earn interest at an annual rate of at least 3%. We will transfer money out of the DCA Fixed Account in equal installments over a specified period of 6 months (or other periods available at issue) and place it in the subaccounts and fixed account according to your instructions.

We may credit different interest rates for dollar cost averaging programs of varying time periods. If you discontinue the dollar cost averaging program before its completion, then the interest credited on amounts in the DCA Fixed Account may be adjusted downward, but not below the minimum guaranteed effective annual interest rate of 3%.

There is no charge for dollar cost averaging. A transfer under this program is not considered a transfer for purposes of assessing the transfer fee.

Dollar cost         . we receive your request to cancel your participation;
averaging will      . the value in the DCA Fixed Account is depleted;
terminate if:       . you elect to participate in the asset rebalancing program;
                      or
                    . you elect to participate in any asset allocation services provided by a third party.


We may modify, suspend, or discontinue the dollar cost averaging program at any time.


Asset Rebalancing Program

We also offer an asset rebalancing program under which we will automatically transfer amounts periodically to maintain a particular percentage allocation among the subaccounts. Cash Value allocated to each subaccount will grow or decline in value at different rates. The asset rebalancing program automatically reallocates the Cash Value in the subaccounts at the end of each period to match your Policy's currently effective premium allocation schedule. The asset rebalancing program will transfer Cash Value from those subaccounts that have increased in value to those subaccounts that have declined in value (or not increased as much). Over time, this method of investing may help you buy low and sell high. The asset rebalancing program does not guarantee gains, nor does it assure that any subaccount will not have losses. Cash Value in the fixed account and the DCA Fixed Account are not available for this program.


To participate in the . you must complete an asset rebalancing request form and
asset rebalancing       submit it to us before the maturity date
program:              . you must have a minimum Cash Value of $10,000.


You may elect for asset rebalancing to occur on each quarterly, semi-annual or annual anniversary of the Policy Date. You may modify your allocations quarterly. Once we receive the asset rebalancing request form, we will effect the initial rebalancing of Cash Value on the next such anniversary, in accordance with the Policy's current premium allocation schedule. We will credit the amounts transferred at the unit value next determined on the dates the transfers are made. If a day on which rebalancing would ordinarily occur falls on a day on which the New York Stock Exchange ("NYSE") is closed, rebalancing will occur on the next day the NYSE is open. There is no charge for the asset rebalancing program. Any reallocation which occurs under the asset rebalancing program will not be counted towards the 12 free transfers allowed during each Policy Year. You can begin or end this program only once each Policy year. We may modify, suspend, or discontinue the asset rebalancing program at any time.


Asset rebalancing   . you elect to participate in the DCA Fixed Account;
will cease if:      . we receive your request to discontinue participation;
                    . you make a transfer to or from any subaccount other than under a scheduled rebalancing; or
                    . you elect to participate in any asset allocation services provided by a third party

Loans
===============================================================================

While the Policy is in force, you may borrow money from us using the Policy as the only security for the loan. A loan that is taken from, or secured by, a Policy may have tax consequences.

Loan conditions:

     . You may take a loan against the Policy for amounts from $500 up to 90% of the Cash Value net of any surrender charge, minus outstanding loans and any interest you owe.

     . To secure the loan, we transfer an amount equal to the loan from the variable account and fixed account to the loan account, which is a part of the fixed account. If your loan application does not specify any allocation instructions, we will transfer the loan from the subaccounts and the fixed account on a pro-rata basis (that is, according to the percentage of Cash Value contained in each subaccount and the fixed account).

     . Amounts in the loan account earn interest at the guaranteed minimum rate of 3% per year, compounded annually. We may credit the loan account with an interest rate different than the fixed account.

     . We normally pay the amount of the loan within seven days after we receive a proper loan request. We may postpone payment of loans under certain conditions. See Payments We Make.

     . We currently charge you an interest rate of 4.50% (the guaranteed maximum is 6%) per year on your loan. Interest is due and payable at the end of each calendar quarter, or, if earlier, on the date of any loan increase or repayment. Unpaid interest becomes part of the outstanding loan and accrues interest accordingly.

     . You may repay all or part of your outstanding loans at any time. Loan repayments must be at least $500, and must be clearly marked as "loan repayments" or they will be credited as premiums if they meet minimum premium requirements.

     . Upon each loan repayment, we will transfer an amount equal to the loan repayment from the loan account to the fixed and/or variable account according to your current premium allocation schedule.

     . We deduct any unpaid loans from the Cash Surrender Value and death benefit proceeds payable on the insured's death.

     . If any unpaid loan, including interest you owe, equals or exceeds the Cash Value, causing the Cash Surrender Value to become zero, then your Policy will enter a 61-day grace period. See Policy Lapse and Reinstatement, below.


Effect of Policy Loans

A Policy loan affects the Policy, because we reduce the death benefit proceeds and Cash Surrender Value under the Policy by the amount of any outstanding loan plus interest you owe on the loans. Repaying the loan causes the death benefit proceeds and Cash Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount equal to the loan in the loan account. This amount is not affected by the variable account's investment performance and may not be credited with the interest rates accruing on the fixed account. Amounts transferred from the variable account to the loan account will affect the Cash Value, even if the loan is repaid, because we credit such amounts with an interest rate we declare rather than a rate of return reflecting the investment results of the variable account.

There are risks involved in taking a Policy loan, including the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved. If the Policy is a "modified endowment contract" (see Federal Tax Considerations, below), then a loan will be treated as a partial surrender for Federal income tax purposes. A Policy loan may also have possible adverse tax consequences that could occur if a Policy lapses with loans outstanding.
See Loan Risks.

We will notify you (and any assignee of record) if the sum of your loans plus any interest you owe on the loans is more than the Cash Surrender Value. If you do not submit a sufficient payment within 61 days from the date of the notice, your Policy may lapse.


Policy Lapse and Reinstatement
===============================================================================

Lapse

If you have no outstanding Policy loans, then we guarantee that your Policy will not lapse, regardless of investment performance. If you do have an outstanding loan, then certain circumstances will cause your Policy to enter a grace period during which you must make a sufficient payment to keep your Policy in force:

     . If you have an outstanding Policy loan and your Policy's Cash Surrender
       Value becomes zero (or negative), then the Policy will enter a 61-day grace period.

If your Policy enters into a grace period, we will mail a notice to your last known address and to any assignee of record. The 61-day grace period begins on the date of the notice. The notice will specify the minimum payment required and the final date by which we must receive the payment to keep the Policy from lapsing. If we do not receive the specified minimum payment by the end of the grace period, all coverage under the Policy will terminate and you will receive no benefits. The payment must be sufficient enough to cause the Cash Surrender Value to exceed zero, after deducting all due and unpaid monthly deductions and outstanding loans.


Reinstatement

You may not reinstate your Policy if it lapses unless we issued your Policy in a state which requires that the Policy include a reinstatement provision. If your Policy was issued in a state which requires that the Policy include a reinstatement provision, then you may request a reinstatement of a lapsed Policy within five years of the date of lapse (and prior to the Maturity Date). To reinstate a Policy, you must:

     . submit a written application for reinstatement;
     . provide evidence of insurability satisfactory to us; and . make a premium payment that is large enough to cover the sum of:
       . the monthly deductions not previously paid during the grace period, plus
       . $10,000.

We will not reinstate any outstanding loans (including interest you owe). The amount in the loan account on the reinstatement date will be zero. Your Cash Surrender Value on the reinstatement date will equal the premium you pay at reinstatement minus the sum of:

     (1)  monthly deductions to cover the grace period;
     (2)  one additional monthly deduction; and
     (3)  any surrender charge.

The reinstatement date for your Policy will be the monthly date on or following the day we approve your application for reinstatement. We may decline a request for reinstatement.


Federal Tax Considerations
===============================================================================

The following summarizes some of the basic Federal income tax considerations associated with a Policy and does not purport to be complete or to cover all situations. This discussion is not intended as tax advice. Please consult counsel or other qualified tax advisors for more complete information. We base this discussion on our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service (the "IRS"). Federal income tax laws and the current interpretations by the IRS may change.

Tax Status of the Policy. A Policy must satisfy certain requirements set forth in the Internal Revenue Code ("Code") in order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts. The guidance as to how these requirements are to be generally applied is limited and the manner in which such requirements should be applied to certain features of the Policy is not directly addressed by the available legal authorities. Nevertheless, we believe that a Policy should satisfy the applicable Code requirements. Because of the absence of pertinent interpretations of the Code requirements, there is, however, some uncertainty about the application of such requirements to the Policy. If it is subsequently determined that a Policy does not satisfy the applicable requirements, we may take appropriate steps to bring the Policy into compliance with such requirements and we reserve the right to restrict Policy transactions in order to do so.

In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Policies, such as the flexibility to allocate premiums and Cash Values, have not been explicitly addressed in published rulings. While we believe that the Policy does not give you investment control over variable account assets, we reserve the right to modify the Policy as necessary to prevent you from being treated as the owner of the variable account assets supporting the Policy.

In addition, the Code requires that the investments of the variable account be "adequately diversified" in order to treat the Policy as a life insurance contract for Federal income tax purposes. We intend that the variable account, through the portfolios, will satisfy these diversification requirements.

The following discussion assumes that the Policy will qualify as a life insurance contract for Federal income tax purposes.


Tax Treatment of Policy Benefits

In General. We believe that the death benefit under a Policy generally should be excludible from the beneficiary's gross income. Federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on your circumstances and the beneficiary's circumstances. You should consult a tax advisor on these consequences.

Generally, you will not be deemed to be in constructive receipt of the Cash Value until there is a distribution. When distributions from a Policy occur, or when loans are taken out from or secured by a Policy (e.g., by assignment), then the tax consequences depend on whether the Policy is classified as a "Modified Endowment Contract."

Modified Endowment Contracts. Under the Code, certain life insurance contracts are classified as "Modified Endowment Contracts" ("MECs") and receive less favorable tax treatment than other life insurance contracts. The Policy will generally be classified as a MEC, although some policies issued in exchange for life insurance contracts that are not classified as MECs may not be classified as a MEC. You should consult a tax advisor to determine the circumstances, if any, under which your Policy would not be classified as a MEC.

Distributions from Modified Endowment Contracts. Policies classified as MECs are subject to the following tax rules:

     . All distributions other than death benefits from a MEC, including distributions upon surrender and partial surrenders, will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the owner's investment in the Policy only after all gain has been distributed.

     . Loans taken from such a Policy (or secured by such a Policy, e.g., by assignment) are treated as distributions and taxed accordingly.

     . A 10% additional income tax penalty is imposed on the amount included in income except where the distribution or loan is made when you have attained age 591/2 or are disabled, or where the distribution is part of a series of substantially equal periodic payments for your life (or life expectancy) or the joint lives (or joint life expectancies) of you the beneficiary.

Distributions from Policies that are not Modified Endowment Contracts. Distributions (other than death benefits) from a Policy that is not a MEC are generally treated first as a recovery of your investment in the Policy, and as taxable income after the recovery of all investment in the Policy. However, certain distributions which must be made in order to enable the Policy to continue to qualify as a life insurance contract for Federal income tax purposes if Policy benefits are reduced during the first 15 Policy Years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a Policy that is not a MEC are generally not treated as distributions. However, if the difference between the interest rate credited on an amount in the loan account and the interest rate changed on the policy loan is negligible, the tax consequences are uncertain. In these circumstances, you should consult a tax adviser as to such consequences.

Finally, neither distributions from nor loans from (or secured by) a Policy that is not a MEC are subject to the 10% additional tax.

Investment in the Policy. Your investment in the Policy is generally your aggregate premium payments. When a distribution is taken from the Policy, your investment in the Policy is reduced by the amount of the distribution that is tax-free.

Deductibility of Policy Loan Interest. In general, interest you pay on a loan from a Policy will not be deductible. Before taking out a Policy loan, you should consult a tax advisor as to the tax consequences.

Multiple Policies. All MECs that we issue (or that our affiliates issue) to the same owner during any calendar year are treated as one MEC for purposes of determining the amount includible in the owner's income when a taxable distribution occurs.

Continuing the Policy Beyond Age 100. The tax consequences of continuing the Policy beyond the 100th birthday of the insured are uncertain. You should consult a tax advisor as to these consequences.

Business Uses of the Policy. The Policy may be used in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans and business uses of the Policy may vary depending on the particular facts and circumstances of each individual arrangement and business uses of the Policy. Therefore, if you are contemplating using the Policy in any arrangement the value of which depends in part on its tax consequences, you should be sure to consult a tax advisor as to tax attributes of the arrangement. In recent years, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new Policy or a change in an existing Policy should consult a tax adviser.

Possible Tax Law Changes. While the likelihood of legislative or other changes is uncertain, there is always a possibility that the tax treatment of the Policy could change by legislation or otherwise. It is even possible that any legislative change could be retroactive (effective prior to the date of the change). Consult a tax advisor with respect to legislative developments and their effect on the Policy.


Other Policy Information
===============================================================================

Our Right to Contest the Policy

In issuing this Policy, we rely on all statements made by or for you and/or the insured in the application or in a supplemental application. Therefore, if you make any material misrepresentation of a fact in the application (or any supplemental application), then we may contest the Policy's validity or may resist a claim under the Policy.

In the absence of fraud, we cannot bring any legal action to contest the validity of the Policy after the Policy has been in force during the insured's lifetime for two years from the Policy Date, or if reinstated, for two years from the date of reinstatement.


Suicide Exclusion

If the insured commits suicide, while sane or insane, within two years of the Policy Date, the Policy will terminate and our liability is limited to an amount equal to the premiums paid, less any loans, and less any partial surrenders previously paid.

Misstatement of Age or Sex

If the insured's age or sex was stated incorrectly in the application or any supplemental application, we will adjust the death benefit to the amount that would have been payable at the correct age and sex based on the most recent deduction for cost of insurance. If the insured's age has been overstated or understated, we will calculate future monthly deductions using the cost of insurance based on the insured's correct age and sex.

Modifying the Policy

Only one of our officers may modify this Policy or waive any of our rights or requirements under this Policy. Any modification or waiver must be in writing. No agent may bind us by making any promise not contained in this Policy.

Upon notice to you, we may modify the Policy:

     . to conform the Policy, our operations, or the variable account's operations to the requirements of any law (or regulation issued by a government agency) to which the Policy, our company or the variable account is subject; or

     . to assure continued qualification of the Policy as a life insurance contract under the Federal tax laws; or

     . to reflect a change in the variable account's operation.

If we modify the Policy, we will make appropriate endorsements to the Policy. If any provision of the Policy conflicts with the laws of a jurisdiction that govern the Policy, we reserve the right to amend the provision to conform with such laws.


Payments We Make

We usually pay the amounts of any surrender, partial surrender, death benefit proceeds, or settlement options within seven business days after we receive all applicable written notices and/or due proofs of death. However, we can postpone such payments if:

     . the NYSE is closed, other than customary weekend and holiday closing, or trading on the NYSE is restricted as determined by the Securities and Exchange Commission (SEC); or

     . the SEC permits, by an order or less formal interpretation (e.g., no-action letter), the postponement of any payment for the protection of Owners; or

     . the SEC determines that an emergency exists that would make the disposal of securities held in the variable account or the determination of their value not reasonably practicable.

If you have submitted a recent check or draft, we have the right to defer payment of surrenders, partial surrenders, death benefit proceeds, or payments under a payment option until such check or draft has been honored.


Reports to Owners

Once each calendar quarter, we plan to mail to Owners at their last known address a report showing the following information as of the end of the report period:

     . the current Cash Value
     . the current Cash Surrender Value
     . the current death benefit
     . any activity (e.g., premiums paid, partial surrenders, deductions, loans or loan repayments, other transactions) since the last report
     . any other information required by law

We may amend these reporting procedures at any time, and/or provide less frequent reports.


Records

We will maintain all records relating to the variable account and the fixed account.


Policy Termination

Your Policy will terminate on the earliest of:


 .  the maturity date (insured's age     . the end of the grace period without a
   100)                                   sufficient payment

 .  the date the insured dies            . the date you surrender the Policy


Performance Data
================================================================================

Hypothetical illustrations based on adjusted historic portfolio performance

In order to demonstrate how the actual investment experience of the portfolios could have affected the death benefit, Cash Value and Cash Surrender Value of the Policy, we may provide hypothetical illustrations using the actual investment experience of each portfolio since its inception. These hypothetical illustrations are designed to show the performance that could have resulted if the Policy had been in existence during the period illustrated.

The values we illustrate for death benefit, Cash Value and Cash Surrender Value take into account any charges and deductions from the Policy, the variable account and the portfolios. We have not deducted any charges for premium taxes. These charges could be substantial and would lower the performance figures significantly if reflected.

Each of the following hypothetical illustrations is based on the historical investment performance of the portfolios. Each illustration assumes that the entire premium of $50,000 is allocated to the particular subaccount, and that there are no transfers, no loans, and no partial surrenders. The values would be different for an insured of a different sex, age, or risk class. The annual total return figures are the total returns of the portfolio for each year, less the 0.75% daily charge deducted from the variable account.

                      AIM V.I. CAPITAL APPRECIATION FUND
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                     Death Benefit                    Cash Value                  Cash Surrender Value          Adjusted Historical
               --------------------------      --------------------------      ---------------------------
                 Current     Guaranteed          Current     Guaranteed          Current     Guaranteed         Annual Total Return
               ---------     ------------      ---------     ------------      ---------     -------------      -------------------
     5/31/93        109,800      109,800             48,943       48,934             45,443        45,434                N/A
    12/31/93        125,555      125,391             55,966       55,882             52,466        52,382                N/A
    12/31/94        122,359      121,905             56,159       55,939             52,659        52,439               1.73%
    12/31/95        157,966      156,948             74,618       74,120             71,118        70,620              34.70%
    12/31/96        176,759      175,081             85,897       85,059             82,397        81,559              16.71%
    12/31/97        190,994      188,531             95,442       94,183             91,942        90,683              12.66%
    12/31/98        217,298      213,675            111,658      109,760            108,158       106,260              18.26%

* Assuming the policy was purchased on 5/31/1993


                      AIM V.I. GOVERNMENT SECURITIES FUND
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                     Death Benefit                    Cash Value                  Cash Surrender Value          Adjusted Historical
               --------------------------      --------------------------      ---------------------------
                 Current     Guaranteed          Current     Guaranteed          Current     Guaranteed         Annual Total Return
               ---------     ------------      ---------     ------------      ---------     -------------      -------------------
    5/31/93         109,800      109,800             48,943       48,934             45,443        45,434                N/A
   12/31/93         112,393      112,246             50,099       50,024             46,599        46,524                N/A
   12/31/94         102,829      102,447             47,193       47,008             43,693        43,508              -4.46%
   12/31/95         113,025      112,297             53,390       53,033             49,890        49,533              14.71%
   12/31/96         110,016      108,972             53,463       52,941             49,963        49,441               1.53%
   12/31/97         113,272      111,811             56,603       55,856             53,103        52,356               7.35%
   12/31/98         116,063      114,128             59,612       58,598             56,112        55,098               6.80%

* Assuming the policy was purchased on 5/31/1993

                           AIM V.I. GROWTH & INCOME
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                     Death Benefit                    Cash Value                  Cash Surrender Value          Adjusted Historical
               --------------------------      --------------------------      ---------------------------
                 Current     Guaranteed          Current      Guaranteed          Current       Guaranteed      Annual Total Return
               ---------     ------------      ----------     -----------      ----------       ----------      -------------------
     5/31/94      109,800      109,800             48,943       48,934             45,443        45,434                N/A
    12/31/94      110,404      110,260             49,212       49,139             45,712        45,639                N/A
    12/31/95      140,537      140,015             64,503       64,249             61,003        60,749              32.88%
    12/31/96      160,371      159,338             75,754       75,248             72,254        71,748              19.06%
    12/31/97      191,882      190,060             93,246       92,336             89,746        88,836              24.80%
    12/31/98      233,574      229,929            116,773      114,863            113,273       111,363              26.57%

* Assuming the policy was purchased on 5/31/1994


                              AIM V.I. VALUE FUND
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                     Death Benefit                    Cash Value                  Cash Surrender Value          Adjusted Historical
               --------------------------      --------------------------      ---------------------------
                 Current       Guaranteed          Current     Guaranteed          Current     Guaranteed       Annual Total Return
               ---------       ----------      -----------     ----------      -----------     -----------      -------------------
     5/31/93      109,800      109,800             48,943       48,934             45,443        45,434                N/A
    12/31/93      122,602      122,442             54,649       54,568             51,149        51,068                N/A
    12/31/94      121,579      121,127             55,801       55,582             52,301        52,082               3.52%
    12/31/95      157,994      156,976             74,631       74,133             71,131        70,633              35.58%
    12/31/96      173,373      171,727             84,251       83,429             80,751        79,929              14.45%
    12/31/97      204,673      202,034            102,277      100,928             98,777        97,428              23.09%
    12/31/98      258,910      254,593            133,041      130,779            129,541       127,279              31.49%

* Assuming the policy was purchased on 5/31/1993

                           DREYFUS STOCK INDEX FUND
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                     Death Benefit                    Cash Value                  Cash Surrender Value          Adjusted Historical
               --------------------------      --------------------------      ---------------------------
                 Current       Guaranteed          Current     Guaranteed          Current     Guaranteed       Annual Total Return
               ---------       ----------      -----------     ----------      -----------     -----------      -------------------
     9/30/89      109,800      109,800             48,943       48,934             45,443        45,434                N/A
    12/31/89      111,568      111,505             49,731       49,694             46,231        46,194                N/A
    12/31/90      102,340      102,046             46,968       46,824             43,468        43,324              -4.21%
    12/31/91      126,382      125,688             59,699       59,357             56,199        55,857              28.90%
    12/31/92      128,820      127,734             62,601       62,056             59,101        58,556               6.31%
    12/31/93      131,436      129,896             65,680       64,891             62,180        61,391               6.38%
    12/31/94      128,806      126,827             66,157       65,119             62,657        61,619               2.14%
    12/31/95      167,988      164,789             88,556       86,838             88,556        86,838              35.78%
    12/31/96      197,903      194,135            106,527      104,460            106,527       104,460              21.63%
    12/31/97      253,495      248,668            139,243      136,540            139,243       136,540              31.99%
    12/31/98      314,203      308,221            176,003      172,587            176,003       172,587              27.10%

* Assuming the policy was purchased on 9/30/1989


                        DREYFUS MONEY MARKET PORTFOLIO
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                     Death Benefit                    Cash Value                  Cash Surrender Value          Adjusted Historical
               --------------------------      --------------------------      ---------------------------
                 Current      Guaranteed        Current     Guaranteed          Current       Guaranteed         Annual Total Return
               ---------      -----------      ---------    -------------      --------       ------------       -------------------
     8/31/90      109,800      109,800             48,943       48,934             45,443        45,434                N/A
    12/31/90      111,685      111,601             49,783       49,737             46,283        46,237                N/A
    12/31/91      112,530      112,183             51,648       51,478             48,148        47,978               5.19%
    12/31/92      111,488      110,850             52,663       52,349             49,163        48,849               3.37%
    12/31/93      109,585      108,632             53,253       52,776             49,753        49,276               2.52%
    12/31/94      108,883      107,576             54,410       53,741             50,910        50,241               3.60%
    12/31/95      109,558      107,839             56,271       55,369             52,771        51,869               4.87%
    12/31/96      109,693      107,525             57,674       56,451             57,674        56,451               4.32%
    12/31/97      109,973      107,305             58,524       56,749             58,524        56,749               4.41%
    12/31/98      110,067      106,851             59,230       56,831             59,230        56,831               4.18%

* Assuming the policy was purchased on 8/31/1990

                     DREYFUS SMALL COMPANY STOCK PORTFOLIO
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                     Death Benefit                    Cash Value                  Cash Surrender Value          Adjusted Historical
               --------------------------      --------------------------      ---------------------------
                 Current     Guaranteed          Current     Guaranteed          Current       Guaranteed       Annual Total Return
               ---------     ------------      ---------     ------------      ---------      ------------     --------------------
     5/31/96      109,800      109,800             48,943       48,934             45,443        45,434                N/A
    12/31/96      113,442      113,295             50,566       50,491             47,066        46,991                N/A
    12/31/97      131,350      130,862             60,286       60,049             56,786        56,549              20.87%
    12/31/98      117,329      116,573             55,422       55,052             51,922        51,552              -6.80%

* Assuming the policy was purchased on 5/31/1996


                          MFS EMERGING GROWTH SERIES
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                     Death Benefit                    Cash Value                  Cash Surrender Value          Adjusted Historical
               --------------------------      --------------------------      ---------------------------
                 Current      Guaranteed          Current     Guaranteed          Current     Guaranteed         Annual Total Return
               ---------      -----------      ----------     -----------      ----------     ------------       -------------------
     7/31/95      109,800      109,800             48,943       48,934             45,443        45,434                N/A
    12/31/95      126,885      126,767             56,559       56,496             53,059        52,996                N/A
    12/31/96      141,184      140,719             64,800       64,573             61,300        61,073              16.16%
    12/31/97      163,747      162,770             77,349       76,869             73,849        73,369              21.01%
    12/31/98      208,795      206,924            101,465      100,529             97,965        97,029              32.99%

* Assuming the policy was purchased on 7/31/1995

            MFS FOREIGN & COLONIAL EMERGING MARKETS EQUITY SERIES
          Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                     Death Benefit                    Cash Value                  Cash Surrender Value          Adjusted Historical
                 ----------------------          ----------------------          ----------------------
                 Current     Guaranteed          Current     Guaranteed          Current     Guaranteed         Annual Total Return
                 -------     ----------          -------     ----------          -------     ----------         -------------------
 10/31/97        109,800      109,800             48,943       48,934             45,443        45,434                 N/A
 12/31/97        116,256      116,212             51,821       51,792             48,321        48,292                 N/A
 12/31/98         73,502       73,307             33,733       33,636             30,233        30,136              -33.97%

* Assuming the policy was purchased on 10/31/1997


                              MFS RESEARCH SERIES
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                     Death Benefit                    Cash Value                  Cash Surrender Value          Adjusted Historical
                 ----------------------          ----------------------           ---------------------
                 Current     Guaranteed          Current     Guaranteed          Current     Guaranteed         Annual Total Return
                 -------     ----------          -------     ----------          -------     ----------         -------------------
  7/31/95        109,800      109,800             48,943       48,934             45,443        45,434                N/A
 12/31/95        120,385      120,272             53,661       53,601             50,161        50,101                N/A
 12/31/96        140,029      139,568             64,269       64,044             60,769        60,544              21.43%
 12/31/97        160,215      159,259             75,680       75,211             72,180        71,711              19.37%
 12/31/98        187,878      186,194             91,300       90,458             87,800        86,958              22.31%

* Assuming the policy was purchased on 7/31/1995

                               MFS TOTAL RETURN
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                     Death Benefit                    Cash Value                  Cash Surrender Value          Adjusted Historical
                 ----------------------          ----------------------           --------------------
                 Current     Guaranteed          Current     Guaranteed          Current     Guaranteed         Annual Total Return
                 -------     ----------          -------     ----------          -------     ----------         -------------------
  1/31/95        109,800      109,800             48,943       48,934             45,443        45,434                N/A
 12/31/95        136,430      136,150             60,814       60,678             57,314        57,178                N/A
 12/31/96        148,389      147,712             68,106       67,781             64,606        64,281              13.52%
 12/31/97        171,240      169,974             80,888       80,271             77,388        76,771              20.41%
 12/31/98        182,819      180,889             88,842       87,880             85,342        84,380              11.36%

* Assuming the policy was purchased on 1/31/1995


                             MFS UTILITIES SERIES
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                     Death Benefit                    Cash Value                  Cash Surrender Value          Adjusted Historical
                     -------------                    ----------                  --------------------
                 Current     Guaranteed          Current     Guaranteed          Current     Guaranteed         Annual Total Return
                 -------     ----------          -------     ----------          -------     ----------         -------------------
  1/31/95        109,800      109,800             48,943       48,934             45,443        45,434                N/A
 12/31/95        140,841      140,552             62,780       62,639             59,280        59,139                N/A
 12/31/96        158,735      158,010             72,855       72,507             69,355        69,007              17.64%
 12/31/97        198,895      197,424             93,952       93,235             90,452        89,735              30.74%
 12/31/98        223,173      220,817            108,452      107,278            104,952       103,778              17.04%

* Assuming the policy was purchased on 1/31/1995

                   OPPENHEIMER CAPITAL APPRECIATION FUND/VA
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
             Both Current and Guaranteed Cost of Insurances Rates

                     Death Benefit                    Cash Value                  Cash Surrender Value          Adjusted Historical
               --------------------------      --------------------------      ---------------------------
                 Current     Guaranteed          Current     Guaranteed          Current     Guaranteed         Annual Total Return
                 -------     ----------          -------     ----------          -------     ----------         -------------------
  4/30/85        109,800      109,800             48,943       48,934             45,443        45,434                N/A
 12/31/85        119,475      119,297             53,256       53,166             49,756        49,666                N/A
 12/31/86        133,785      133,259             61,403       61,149             57,903        57,649              16.89%
 12/31/87        131,483      130,604             62,108       61,679             58,608        58,179               2.54%
 12/31/88        152,775      151,284             74,241       73,497             70,741        69,997              21.19%
 12/31/89        179,747      177,376             89,822       88,610             86,322        85,110              22.68%
 12/31/90        157,095      154,424             80,686       79,288             77,186        75,788              -8.90%
 12/31/91        187,894      183,909             99,258       97,153             99,258        97,153              24.62%
 12/31/92        205,094      199,791            111,245      108,369            111,245       108,369              13.68%
 12/31/93        210,505      203,984            117,168      113,538            117,168       113,538               6.45%
 12/31/94        203,866      196,405            116,368      112,109            116,368       112,109               0.21%
 12/31/95        268,439      256,964            157,035      150,323            157,035       150,323              35.66%
 12/31/96        324,585      308,541            194,476      184,863            194,476       184,863              24.28%
 12/31/97        397,355      374,843            243,688      229,882            243,688       229,882              25.75%
 12/31/98        434,535      406,542            272,611      255,049            272,611       255,049              12.27%

* Assuming the policy was purchased on 4/30/1985

                     OPPENHEIMER GLOBAL SECURITIES FUND/VA
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                     Death Benefit                    Cash Value                  Cash Surrender Value          Adjusted Historical
               -------------------------       --------------------------      ---------------------------
                 Current     Guaranteed          Current     Guaranteed          Current     Guaranteed         Annual Total Return
                 -------     ----------          -------     ----------          -------     ----------         -------------------
 11/30/90        109,800      109,800             48,943       48,934             45,443        45,434                N/A
 12/31/90        110,261      110,240             49,148       49,130             45,648        45,630                N/A
 12/31/91        108,352      108,087             49,728       49,596             46,228        46,096               2.62%
 12/31/92         95,689       95,209             45,198       44,960             41,698        41,460              -7.81%
 12/31/93        155,068      153,843             75,356       74,741             71,856        71,241              69.11%
 12/31/94        139,165      137,617             69,542       68,748             66,042        65,248              -6.43%
 12/31/95        135,496      133,503             69,593       68,546             66,093        65,046               1.48%
 12/31/96        152,071      149,230             80,239       78,711             80,239        78,711              16.93%
 12/31/97        170,917      167,662             87,503       85,803             87,503        85,803              21.52%
 12/31/98        178,292      174,897             88,213       86,497             88,213        86,497              13.11%

* Assuming the policy was purchased on 11/30/1990

                        OPPENHEIMER HIGH INCOME FUND/VA
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                Death Benefit                      Cash Value                  Cash Surrender Value            Adjusted Historical
                -------------                      ----------                  --------------------
            Current      Guaranteed          Current      Guaranteed          Current      Guaranteed          Annual Total Return
            -------      ----------          -------      ----------          -------      ----------          --------------------
 1/31/88    109,800         109,800           48,943          48,934           45,443          45,434                   N/A
12/31/88    122,164         121,913           54,454          54,332           50,954          50,832                   N/A
12/31/89    121,798         121,242           55,902          55,635           52,402          52,135                  4.06%
12/31/90    121,251         120,354           57,275          56,838           53,775          53,338                  3.87%
12/31/91    154,532         152,901           75,096          74,283           71,596          70,783                 32.94%
12/31/92    173,468         171,026           86,684          85,438           83,184          81,938                 17.05%
12/31/93    208,710         204,956          107,196         105,234          103,696         101,734                 25.41%
12/31/94    193,372         189,060          102,743         100,415          102,743         100,415                 -3.90%
12/31/95    223,076         217,041          123,792         120,394          123,792         120,394                 19.48%
12/31/96    246,511         238,550          138,622         134,084          138,622         134,084                 14.40%
12/31/97    265,352         255,256          153,620         147,702          153,620         147,702                 11.38%
12/31/98    256,395         245,031          152,653         145,806          152,653         145,806                 -0.57%

* Assuming the policy was purchased on 1/31/1988

                OPPENHEIMER MAIN STREET GROWTH & INCOME FUND/VA
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                Death Benefit                      Cash Value                  Cash Surrender Value            Adjusted Historical
                -------------                      ----------                  --------------------
            Current      Guaranteed          Current      Guaranteed          Current      Guaranteed          Annual Total Return
            -------      ----------          -------      ----------          -------      ----------          --------------------
 7/31/95    109,800         109,800           48,943          48,934           45,443          45,434                   N/A
12/31/95    131,703         131,580           58,706          58,641           55,206          55,141                   N/A
12/31/96    165,952         165,406           76,167          75,900           72,667          72,400                  31.54%
12/31/97    209,181         207,934           98,811          98,198           95,311          94,698                  31.51%
12/31/98    208,517         206,649          101,376         100,441           97,876          96,941                   3.78%

* Assuming the policy was purchased on 7/31/1995

                      OPPENHEIMER STRATEGIC BOND FUND/VA
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                Death Benefit                      Cash Value                  Cash Surrender Value            Adjusted Historical
                -------------                      ----------                  --------------------
            Current      Guaranteed          Current      Guaranteed          Current      Guaranteed          Annual Total Return
            -------      ----------          -------      ----------          -------      ----------          --------------------
 5/31/93    109,800         109,800           48,943          48,934           45,443          45,434                   N/A
12/31/93    113,723         113,575           50,692          50,616           47,192          47,116                   N/A
12/31/94    104,000         103,614           47,731          47,543           44,231          44,043                  -4.50%
12/31/95    114,081         113,346           53,888          53,528           50,388          50,028                  14.48%
12/31/96    121,671         120,515           59,126          58,549           55,626          55,049                  11.24%
12/31/97    125,908         124,284           62,918          62,087           59,418          58,587                   7.90%
12/31/98    123,216         121,161           63,285          62,209           59,785          58,709                   2.00%

* Assuming the policy was purchased on 5/31/1993


                      WRL VKAM EMERGING GROWTH PORTFOLIO
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                Death Benefit                      Cash Value                  Cash Surrender Value            Adjusted Historical
                -------------                      ----------                  --------------------
            Current      Guaranteed          Current      Guaranteed          Current      Guaranteed          Annual Total Return
            -------      ----------          -------      ----------          -------      ----------          --------------------
 3/31/93    109,800         109,800           48,943          48,934           45,443          45,434                   N/A
12/31/93    127,872         127,658           56,999          56,893           53,499          53,393                   N/A
12/31/94    112,638         112,172           51,698          51,473           48,198          47,973                  -8.05%
12/31/95    157,326         156,238           74,316          73,784           70,816          70,284                  45.73%
12/31/96    177,988         176,204           86,494          85,604           82,994          82,104                  18.00%
12/31/97    205,796         203,021          102,839         101,421           99,339          97,921                  20.56%
12/31/98    269,780         265,105          138,627         136,179          135,127         132,679                  36.14%

* Assuming the policy was purchased on 3/31/1993

                               WRL JANUS GLOBAL
         Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                Death Benefit                      Cash Value                  Cash Surrender Value            Adjusted Historical
                -------------                      ----------                  --------------------
            Current      Guaranteed          Current      Guaranteed          Current      Guaranteed          Annual Total Return
            -------      ----------          -------      ----------          -------      ----------          --------------------
12/31/92    109,800         109,800           48,943          48,934           45,443          45,434                   N/A
12/31/93    140,980         140,665           64,706          64,548           61,206          61,048                  34.07%
12/31/94    134,463         133,821           63,516          63,198           60,016          59,698                  -0.49%
12/31/95    157,491         156,289           76,533          75,929           73,033          72,429                  22.16%
12/31/96    191,535         189,462           95,712          94,648           92,212          91,148                  26.80%
12/31/97    216,624         213,511          111,262         109,626          107,762         106,126                  17.88%
12/31/98    269,342         264,410          142,182         139,527          142,182         139,527                  28.89%

* Assuming the policy was purchased on 12/31/1992


                          WRL JANUS GROWTH PORTFOLIO
        Male, Issue Age 55, Non-Tobacco Use, Approved Preferred Class
             ($109,800 Specified Amount, Initial Premium $50,000)
              Both Current and Guaranteed Cost of Insurance Rates

                Death Benefit                      Cash Value                  Cash Surrender Value            Adjusted Historical
                -------------                      ----------                  --------------------
            Current      Guaranteed          Current      Guaranteed          Current      Guaranteed          Annual Total Return
            -------      ----------          -------      ----------          -------      ----------          --------------------
10/31/86    109,800         109,800           48,943          48,934           45,443          45,434                   N/A
12/31/87    114,233         113,929           52,430          52,279           48,930          48,779                   N/A
12/31/88    128,922         128,245           60,899          60,564           57,399          57,064                  17.75%
12/31/89    180,435         178,962           87,683          86,944           84,183          83,444                  45.97%
12/31/90    171,386         169,430           85,644          84,640           82,144          81,140                  -0.97%
12/31/91    260,992         257,069          134,111         132,051          130,611         128,551                  58.64%
12/31/92    255,862         250,990          135,004         132,385          135,004         132,385                   1.58%
12/31/93    257,190         252,294          138,568         135,880          138,568         135,880                   3.21%
12/31/94    228,065         223,723          125,391         122,958          125,391         122,958                  -9.00%
12/31/95    324,862         318,677          182,144         178,609          182,144         178,609                  46.05%
12/31/96    371,515         364,442          212,580         208,454          212,580         208,454                  17.09%
12/31/97    425,596         417,493          249,418         244,577          249,418         244,577                  16.68%
12/31/98    681,912         668,929          409,050         401,111          409,050         401,111                  63.06%

* Assuming the policy was purchased on 10/31/1986

Additional Information
===============================================================================

Sale of the Policies

The Policy will be sold by individuals who are licensed as our life insurance agents and who are also registered representatives of broker-dealers having written sales agreements for the Policy with AFSG Securities Corporation (AFSG), the principal underwriter of the Policy. AFSG is located at 4425 North River Blvd. NE, Cedar Rapids, Iowa 52402, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. The maximum sales commission payable to PFL agents or other registered representatives will be approximately 7% of the initial premium. In addition, certain production, persistency and managerial bonuses may be paid.

Legal Matters

Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain legal matters relating to the Policy under the Federal securities laws. Frank A. Camp, Vice President and Division General Counsel, PFL Life Insurance Company, has passed upon all matters of Iowa law pertaining to the Policy.

Legal Proceedings

Like other life insurance companies, we are involved in lawsuits. We are not aware of any class action lawsuits naming us as a defendant or involving the variable account. In some lawsuits involving other insurers, substantial damages have been sought and/or material settlement payments have been made. We believe that there are no pending or threatened lawsuits that will adversely impact us or the variable account.

Year 2000 Matters

We have in place a Year 2000 Project Plan (the "Plan") to review and analyze existing hardware and software systems, as well as voice and data communications systems, to determine if they are Year 2000 compliant. As of the date of this prospectus, all of our mission-critical systems are Year 2000 compliant and ready. The Plan is continuing as scheduled, as we continue with the validation of our mission-critical and non-mission-critical systems, including revalidation testing in 1999. In addition, PFL has undertaken aggressive initiatives to test all systems that interface with any third parties and other business partners. All of these steps are aimed at allowing current operations to remain unaffected by the Year 2000 date change.

As of the date of this prospectus, we have identified and made available what we believe are the appropriate resources of hardware, people, and dollars, including the engagement of outside third parties, to ensure that the Plan will be completed.

Our actions under the Plan are intended to significantly reduce PFL's risk of a material business interruption based on the Year 2000 issues. Resolving the Year 2000 computer problem is complex and multifaceted. We cannot know conclusively whether a response plan is successful until the Year 2000 arrives (or an earlier date if the systems or equipment address Year 2000 data prior to the Year 2000). In spite of its efforts or results, PFL's ability to function unaffected to and through the Year 2000 may be adversely affected by actions, or failure to act, of third parties beyond our knowledge or control. See the portfolios' prospectuses for information on their preparation for Year 2000.

This statement is a Year 2000 Readiness Disclosure pursuant to Section 3(9) of the Year 2000 Information and Readiness Disclosure Act, 15 U.S.C. Section 1
(1998).

Financial Statements

This prospectus does not include financial statements of the variable account because, as of the date of this prospectus, the variable account had not yet commenced operations, had no assets, and had incurred no liabilities. PFL's financial statements appear in Appendix ___. PFL's financial statements should be distinguished from the variable account's financial statements and you should consider our financial statements only as bearing upon our ability to meet our obligations under the Policies.

Additional Information about PFL Life Insurance Company

PFL is a stock life insurance company that is a wholly owned indirect subsidiary of AEGON USA, Inc. AEGON USA, Inc. is a wholly owned indirect subsidiary of AEGON nv, a Netherlands corporation that is a publicly traded international insurance group. PFL's home office is located at 4333 Edgewood Road NE, Cedar Rapids, Iowa 52499.

PFL was incorporated in 1961 under Iowa law and is subject to regulation by the Iowa Commissioner of Insurance. PFL is engaged in the business of issuing life insurance policies and annuity contracts, and is licensed to do business in the District of Columbia, Guam and all states except New York. PFL submits annual statements on its operations and finances to insurance officials in all states and jurisdictions in which it does business. PFL has filed the Policy described in this prospectus with insurance officials in those jurisdictions in which the Policy is sold.

PFL intends to reinsure a portion of the risks assumed under the Policies.

PFL's Executive Officers and Directors

PFL is governed by a board of directors. The following table sets forth the name and principal occupation during the past five years of each of PFL's directors and senior officers. Each person is located at PFL Life Insurance Company, 4333 Edgewood Road, NE, Cedar Rapids, IA 52449.

                                              Board of Directors and Senior Officers
------------------------------------------------------------------------------------------------------------------------
      Name                 Position with PFL                   Principal Occupation During Past 5 Years
------------------------------------------------------------------------------------------------------------------------
William L. Busler          Director, Chairman of the           Director, Chairman of the Board, and President
                           Board, and President
------------------------------------------------------------------------------------------------------------------------
Larry N. Norman            Director, Executive Vice            Director, Executive Vice President
                           President
------------------------------------------------------------------------------------------------------------------------
Patrick S. Baird           Director, Senior Vice               Executive Vice President (1995-present), Chief
                           President, and Chief                Operating Officer (1996-present), Chief Financial
                           Operating Officer                   Officer (1992-1995), Vice President and Chief Tax
                                                               Officer (1984-1995), of AEGON USA.
------------------------------------------------------------------------------------------------------------------------
Douglas C. Kolsrud         Director, Senior Vice               Director, Senior Vice President, Chief Investment
                           President, Chief Investment         Officer and Corporate Actuary
                           Officer and Corporate Actuary
------------------------------------------------------------------------------------------------------------------------
Craig D. Vermie            Director, Vice President,           Director, Vice President, Secretary and General Counsel
                           Secretary and General
                           Counsel
------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
      Name                 Position with PFL                   Principal Occupation During Past 5 Years
------------------------------------------------------------------------------------------------------------------------
Robert J. Kontz            Vice President and                  Vice President and Corporate Controller
                           Corporate Controller
------------------------------------------------------------------------------------------------------------------------
Brenda K. Clancy           Vice President, Treasurer           Vice President, Treasurer and Chief Financial Officer
                           and Chief Financial Officer
------------------------------------------------------------------------------------------------------------------------


PFL holds the assets of the variable account physically segregated and apart from the general account. PFL maintains records of all purchases and sale of portfolio shares by each of the subaccounts. A blanket bond in the amount of $10 million (subject to a $1 million deductible), covering directors, officers and all employees of AEGON USA, Inc. and its affiliates has been issued to PFL and its affiliates. A Stockbrokers Blanket Bond, issued to AEGON USA providing fidelity coverage, covers the activities of registered representatives of AFSG to a limit of $10 million (subject to a $50,000 deductible).


Illustrations
===============================================================================

The following illustrations show how certain values under a sample Policy would change with different rates of fictional investment performance over an extended period of time. In particular, the illustrations show how the death benefit, Cash Value, and Cash Surrender Value under a Policy covering a male insured of age 55 on the Policy Date, would change over time if the planned premiums were paid and the return on the assets in the subaccounts were a uniform gross annual rate (before any expenses) of 0%, 6% or 12%. The tables also show how the Policy would operate if premiums accumulated at 5% interest. The tables illustrate Policy values that would result based on assumptions that you pay the premiums indicated, you do not increase your principal sum, and you do not make any partial surrenders or Policy loans. The values under the Policy will be different from those shown even if the returns averaged 0%, 6% or 12%, but fluctuated over and under those averages throughout the years shown.

The hypothetical investment returns are provided only to illustrate the mechanics of a hypothetical Policy and do not represent past or future investment rates of return. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return. The actual return on your Cash Value will depend on factors such as the amounts you allocate to particular portfolios, the amounts deducted for the Policy's monthly charges, the portfolios' expense ratios, your Policy loan and partial surrender history, and rates of inflation.

The illustrations assume that the assets in the portfolios are subject to an annual expense ratio of 0.81% of the average daily net assets. This annual expense ratio is based on the average of the expense ratios of each of the portfolios for the last fiscal year and takes into account current expense reimbursement arrangements. For information on portfolio expenses, see the Portfolio Expense Table in this prospectus, and see the portfolios' prospectuses.

Separate illustrations on each of the following pages reflect our current cost of insurance charges and the higher guaranteed maximum cost of insurance that we have has the contractual right to charge. The illustrations assume no charges for Federal or state taxes or charges for supplemental benefits. However, these illustrations assume a premium tax charge of 2%; actual premium tax charges could be higher or lower, depending on the state of issue.


After deducting portfolio expenses, the illustrated gross annual investment rates of return of 0%, 6% and 12% would correspond to approximate net annual rates for the variable account of -1.56%, 4.44%, and 10.44%, respectively.

The illustrations are based on PFL's sex distinct rates for non-tobacco users. Upon request, we will furnish a comparable illustration based upon the proposed insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated in the following illustrations.

            PFL FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE
                          HYPOTHETICAL ILLUSTRATIONS
                            MALE ISSUE AGE      55


            SPECIFIED AMOUNT:                     $109,800                                             INITIAL PREMIUM:

            USING CURRENT PRACTICE CHARGES FOR NON-TOBACCO USERS, APPROVED PREFERRED CLASS

End of     Premiums
Policy   Accumulated                   DEATH BENEFIT                          CASH VALUE                  CASH SURRENDER VALUE
 Year       at 5%            ----------------------------------------------------------------------------------------------------
                                            Assuming Hypothetical Gross and Net Annual Investment Return of
                       Gross         0%         6%         12%           0%        6%       12%            0%       6%        12%
                        Net      -1.56%      4.44%      10.44%       -1.56%     4.44%    10.44%        -1.56%    4.44%     10.44%
     1        52,500            107,647    113,600     119,523       47,953    50,853    53,752         44,453    47,353    50,252
     2        55,125            102,302    114,550     127,395       46,922    52,799    58,993         43,422    49,299    55,493
     3        57,881             97,248    115,550     135,833       45,906    54,815    64,736         42,406    51,315    61,236
     4        60,775             92,475    116,595     144,878       44,908    56,902    71,033         41,408    53,402    67,533
     5        63,814             87,960    117,689     154,576       43,925    59,062    77,932         40,425    55,562    74,432
     6        67,005             83,699    118,837     164,980       42,960    61,297    85,493         39,460    57,797    81,993
     7        70,355             79,670    120,041     176,154       42,008    63,610    93,776         42,008    63,610    93,776
     8        73,873             75,868    121,309     188,161       41,075    66,002   102,849         41,075    66,002   102,849
     9        77,566             72,277    122,645     201,077       40,153    68,474   112,830         40,153    68,474   112,830
    10        81,445             68,891    124,058     214,987       39,248    71,030   123,713         39,248    71,030   123,713
    11        85,517             66,030    126,194     231,152       38,571    74,082   136,383         38,571    74,082   136,383
    12        89,793             63,352    128,497     248,790       37,902    77,259   150,341         37,902    77,259   150,341
    13        94,282             60,820    130,920     267,931       37,245    80,571   165,724         37,245    80,571   165,724
    14        98,997             58,419    133,469     288,716       36,596    84,026   182,682         36,596    84,026   182,682
    15       103,946             56,151    136,149     311,304       35,962    87,632   201,381         35,962    87,632   201,381
    16       109,144             53,964    138,875     335,638       35,310    91,324   221,829         35,310    91,324   221,829
    17       114,601             51,856    141,637     361,829       34,643    95,094   244,156         34,643    95,094   244,156
    18       120,331             50,000    144,434     390,008       33,956    98,931   268,487         33,956    98,931   268,487
    19       126,348             50,000    147,267     420,327       33,200   102,821   294,953         33,200   102,821   294,953
    20       132,665             50,000    150,133     452,937       32,353   106,798   323,690         32,353   106,798   323,690
    21       139,298             50,000    153,029     487,992       31,394   110,765   354,854         31,394   110,765   354,854
    22       146,263             50,000    155,944     525,639       30,304   114,760   388,611         30,304   114,760   388,611
    23       153,576             50,000    158,871     566,029       29,055   118,778   425,144         29,055   118,778   425,144
    24       161,255             50,000    161,795     609,309       27,614   122,813   464,650         27,614   122,813   464,650
    25       169,318             50,000    164,703     655,619       25,941   126,859   507,315         25,941   126,859   507,315
    26       177,784             50,000    167,624     705,284       23,998   130,935   553,466         23,998   130,935   553,466
    27       186,673             50,000    170,555     758,529       21,719   135,028   603,307         21,719   135,028   603,307
    28       196,006             50,000    173,492     815,577       19,009   139,119   657,024         19,009   139,119   657,024
    29       205,807             50,000    176,432     876,682       15,749   143,191   714,808         15,749   143,191   714,808
    30       216,097             50,000    179,375     942,116       11,787   147,233   776,881         11,787   147,233   776,881

Note:

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations by an owner and the different investment rates of return for the fund. The death benefit, cash values and cash surrender value for a policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period years, but fluctuated above or below that average for individual policy years. No presentation can be made by PFL or the fund that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time. This illustration must be preceded or accompanied by a current prospectus.

            PFL FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE
                          HYPOTHETICAL ILLUSTRATIONS
                               MALE ISSUE AGE                      55

            SPECIFIED AMOUNT:             $109,800                    INITIAL PREMIUM:                    $50,000

            USING GUARANTEED CHARGES FOR NON-TOBACCO USERS, APPROVED PREFERRED CLASS

End of      Premiums
Policy    Accumulated                  DEATH BENEFIT                       CASH VALUE                     CASH SURRENDER VALUE
 Year       at 5%     ----------------------------------------------------------------------------------------------------------
                                                                Assuming Hypothetical Gross and Net Annual Investment Return of
                        Gross       0%         6%        12%         0%          6%        12%         0%         6%        12%
                         Net    -1.56%      4.44%     10.44%     -1.56%       4.44%     10.44%     -1.56%      4.44%     10.44%
     1         52,500          107,427    113,367    119,278     47,846      50,739     53,632     44,346     47,239     50,132
     2         55,125          101,835    114,027    126,814     46,697      52,547     58,711     43,197     49,047     55,211
     3         57,881           96,529    114,696    134,829     45,555      54,397     64,242     42,055     50,897     60,742
     4         60,775           91,498    115,364    143,349     44,421      56,286     70,264     40,921     52,786     66,764
     5         63,814           86,720    116,033    152,399     43,292      58,213     76,812     39,792     54,713     73,312
     6         67,005           82,191    116,700    162,013     42,171      60,175     83,927     38,671     56,675     80,427
     7         70,355           77,890    117,365    172,226     41,054      62,169     91,651     41,054     62,169     91,651
     8         73,873           73,811    118,027    183,070     39,944      64,190    100,025     39,944     64,190    100,025
     9         77,566           69,936    118,684    194,583     38,835      66,232    109,137     38,835     66,232    109,137
    10         81,445           66,262    119,338    206,808     37,732      68,293    118,947     37,732     68,293    118,947
    11         85,517           63,094    120,600    220,907     36,836      70,759    130,266     36,836     70,759    130,266
    12         89,793           60,101    121,926    236,067     35,935      73,264    142,567     35,935     73,264    142,567
    13         94,282           57,248    123,261    252,257     35,034      75,808    155,927     35,034     75,808    155,927
    14         98,997           54,524    124,606    269,545     34,132      78,391    170,431     34,132     78,391    170,431
    15        103,946           51,929    125,956    287,997     33,232      81,009    186,161     33,232     81,009    186,161
    16        109,144           50,000    127,308    307,683     32,326      83,653    203,198     32,326     83,653    203,198
    17        114,601           50,000    128,660    328,677     31,330      86,315    221,617     31,330     86,315    221,617
    18        120,331           50,000    130,008    351,053     30,212      88,982    241,486     30,212     88,982    241,486
    19        126,348           50,000    131,352    374,905     28,945      91,640    262,878     28,945     91,640    262,878
    20        132,665           50,000    132,695    400,329     27,499      94,282    285,877     27,499     94,282    285,877
    21        139,298           50,000    134,040    427,439     25,837      96,907    310,589     25,837     96,907    310,589
    22        146,263           50,000    135,387    456,347     23,921      99,517    337,134     23,921     99,517    337,134
    23        153,576           50,000    136,739    487,176     21,700     102,114    365,654     21,700    102,114    365,654
    24        161,255           50,000    138,092    520,046     19,111     104,748    396,303     19,111    104,748    396,303
    25        169,318           50,000    139,443    555,071     16,073     107,331    429,223     16,073    107,331    429,223
    26        177,784           50,000    140,786    592,364     12,469     109,898    464,543     12,469    109,898    464,543
    27        186,673           50,000    142,115    632,045      8,141     112,437    502,373      8,141    112,437    502,373
    28        196,006           50,000    143,425    674,234      2,875     114,934    542,802      2,875    114,934    542,802
    29        205,807           50,000    144,714    719,080      *         117,373    585,923      *        117,373    585,923
    30        216,097           50,000    145,986    766,751      *         119,749    631,863      *        119,749    631,863

Note:

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future investment rates of return.

Actual investment rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations by an owner and the different investment rates of return for the fund. The death benefit, cash values and cash surrender value for a policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period years, but fluctuated above or below that average for individual policy years. No presentation can be made by PFL or the fund that these hypothetical investment rates of return can be achieved for any one year or sustained over any period of time. This illustration must be preceded or accompanied by a current prospectus.

* The policy has no cash value, however, the policy will stay in force with a death benefit if the policy does not have policy loan outstanding.

                                   PART II.
                               OTHER INFORMATION


                          UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

               REPRESENTATION PURSUANT TO SECTION 26(E) (2) (A)

     PFL Life Insurance Company ("PFL Life") hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by PFL Life.

                             RULE 484 UNDERTAKING

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                      CONTENTS OF REGISTRATION STATEMENT

This registration statement comprises the following papers and documents:

     The facing sheet
     The Prospectus, consisting of 51 pages
     The undertaking to file reports
     Representation Pursuant to Section 26(e) (2) (A)
     The statement with respect to indemnification
     The Rule 484 undertaking
     The signatures

Written consent of the following persons:

     (a)  Richard R. Greer, Actuary
     (b)  Frank A. Camp, Esq.
     (c)  Sutherland Asbill & Brennan LLP
     (d)  Ernst & Young LLP

The following exhibits:

1. The following exhibits correspond to those required by paragraph A to the instructions as to exhibits in Form N-8B-2:
     A.  (1)   Resolutions of the Board of Directors of PFL Life establishing the Separate Account (6)
         (2)   Not Applicable
         (3)   Distribution of Policies:
               (a)  Form of Principal Underwriting Agreement (4)
               (b)  Form of Broker-Dealer Supervision and Sales Agreement by and
                    between AFSG Securities Corporation and the Broker-Dealer
                    (4)
         (4)   Not Applicable
         (5)   Specimen Flexible Premium Variable Life Insurance Policy (10)
         (6)   (a)  Certificate of Incorporation of PFL Life (2)
               (b)  By-Laws of PFL Life (2)
         (7)   Not Applicable
         (8)   Participation Agreements:
               (a)  Among MFS Variable Insurance Trust and PFL Life and
                    Massachusetts Financial Services Company (6)
               (b)  Among AIM Variable Insurance Funds, Inc., PFL Life and AFSG
                    Securities Corporation (4)
               (c)  Among PFL Life and Dreyfus Variable Investment Fund (7)
               (D)  Amendment to Participation Agreement Among PFL Life and
                    Dreyfus Variable Investment Fund (6)
               (e)  Amendment to Participation Agreement Among Oppenheimer
                    Variable Account Funds, OppenheimerFunds, Inc. and PFL Life
                    (6)
               (f)  Among Oppenheimer Variable Account Funds, OppenheimerFunds,
                    Inc. and PFL Life (4)
               (g)  Among WRL Series Fund, Inc. and PFL Life and AUSA Life
                    Insurance Company, Inc. and amendments thereto (3)
               (h)  Among Variable Insurance Product Funds and Variable
                    Insurance Products Fund II, Fidelity Distributors Corporation, and PFL Life, and amendments thereto (5)
               (i)  Amendments dated November 27, 1998 to Participation
                    Agreements:
                    (i)   Among MFS Variable Insurance Trust, Massachusetts
                          Financial Services Company and PFL Life (8)
                    (ii)  Among PFL Life and Dreyfus Variable Investment Fund
                          (8)
                    (iii) Among Oppenheimer Variable Account Funds,
                          OppenheimerFunds, Inc. and PFL Life (8)
                    (iv) Among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., PFL Life and AFSG Securities Corporation (8)
                    (v) Among WRL Series Fund, Inc., PFL Life and AUSA Life Insurance Company, Inc. (8)
          (9)  Not Applicable
          (10) Application for Flexible Premium Variable Life Insurance Policy
               (10)
          (11) Memorandum describing issuance, transfer and redemption procedures (9)

2.   See Exhibit 1.A.

3.   Opinion of Counsel as to the legality of the securities being registered
     (9)

4. No financial statement will be omitted from the Prospectus pursuant to Instruction 1(b) or (c) of Part I (9)

5.   Not Applicable

6. Opinion and consent of Richard R. Greer as to actuarial matters pertaining to the securities being registered (9)

7.   Consent of Frank A. Camp, Esq. (9)

8.   Consent of Sutherland Asbill & Brennan LLP (9)

9.   Consent of Ernst & Young LLP (9)

10.  Powers of Attorney (10)

__________________
(1) This exhibit was previously filed on Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 (File No. 33-92226) filed on July 10, 1998 and hereby is incorporated by reference.
(2) This exhibit was previously filed on Pre-Effective Amendment No. 2 to the Registration Statement on Form N-3 (File No. 333-36297) filed on February 27, 1998 and is hereby incorporated by reference.
(3) This exhibit was previously filed on Post-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File No. 333-26209) filed on April 29, 1998 and is hereby incorporated by reference.
(4) This exhibit was previously filed on Post-Effective Amendment No. 4 to the Registration Statement on Form N-4 (File 333-07509) filed on April 30, 1998 and is hereby incorporated by reference.
(5) This exhibit was previously filed on Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 (File 333-07509) filed on December 6, 1996 and is hereby incorporated by reference.
(6) This exhibit was previously filed on the Initial Registration Statement on Form S-6 (File 333-68087) filed on November 30, 1998 and is hereby incorporated by reference.
(7) This exhibit was previously filed on the Initial Registration Statement on form N-4 (File 333-26209) filed on April 30, 1997 and is hereby incorporated by reference.
(8) This exhibit was previously filed on Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 (File 333-68087) filed June 8, 1999 and is incorporated by reference.
(9)  To be filed by amendment.
(10) Filed herewith.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, Legacy Builder Variable Life Separate Account, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Cedar Rapids, Iowa on the 27th day of August, 1999.

(Seal)                        LEGACY BUILDER VARIABLE LIFE
                              SEPARATE ACCOUNT

                              PFL LIFE INSURANCE COMPANY
                              Depositor

                              /s/ WILLIAM L. BUSLER
                              -----------------------------
                              William L. Busler, President


     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                              TITLE                   DATE
                              -----                   ----

/s/ PATRICK S. BAIRD          Director                August 27, 1999
------------------------
Patrick S. Baird

/s/ CRAIG D. VERMIE           Director                August 27, 1999
------------------------
Craig D.  Vermie

/s/ WILLIAM L. BUSLER         Director                August 27, 1999
------------------------
William L. Busler             (Principal Executive
                              Officer)

/s/ LARRY N. NORMAN           Director                August 27, 1999
------------------------
Larry N. Norman

/s/ DOUGLAS C. KOLSRUD        Director                August 27, 1999
------------------------
Douglas C. Kolsrud

/s/ ROBERT J. KONTZ           Corporate Controller    August 27, 1999
------------------------
Robert J. Kontz*

/s/ BRENDA K. CLANCY          Treasurer               August 27, 1999
------------------------
Brenda K. Clancy

* Principal Accounting Officer

                                 EXHIBIT INDEX

EXHIBIT NO.                        DESCRIPTION OF EXHIBIT
-----------                        ----------------------

1.A.(5)          Specimen Flexible Variable Life Insurance Policy
1.A.(10)         Application for Flexible Premium Variable Life Insurance Policy
10               Powers of Attorney